UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

(Mark One)

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2014

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from to

Commission file number: 333-67414

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
THE DOW CHEMICAL COMPANY
2030 DOW CENTER
Midland, Michigan 48674

REQUIRED INFORMATION

Financial statements for the years ended December 31, 2014 and 2013, supplemental schedules for the year ended December 31, 2014, and Report of Independent Registered Public Accounting Firm.

Exhibits
23.1    Consent of Plante & Moran, PLLC

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

DATE: June 23, 2015	BY: /s/ Bryan Jendretzke
Bryan Jendretzke
Global Benefits Director and
Plan Administrator

The Dow Chemical
Company Employees'
Savings Plan
Financial Statements as of and for the Years Ended
December 31, 2014 and 2013, Supplemental
Schedules as of and for the Year Ended
December 31, 2014, and Report of Independent
Registered Public Accounting Firm

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN

Report of Independent Registered Public Accounting Firm

The Dow Chemical Company
Employees’ Savings Plan

We have audited the accompanying statements of net assets available for benefits of The Dow Chemical Company Employees’ Savings Plan (the “Plan”) as of December 31, 2014 and 2013 and the related statement of changes in net assets available for benefits for the year ended December 31, 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets of the Plan at December 31, 2014 and 2013 and the changes in net assets for the year ended December 31, 2014, in conformity with accounting principles generally accepted in the United States of America.
The supplemental information in the accompanying schedule of assets held at end of year as of December 31, 2014, and the schedule of reportable transactions for the year ended December 31, 2014, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Department of Labor’s Rules and Regulations for Reporting under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC
Elgin, Illinois
June 23, 2015

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
AS OF DECEMBER 31, 2014 and 2013

	2014			2013
	Allocated Participant Directed	Unallocated Non-participant Directed	Total	Allocated Participant Directed	Unallocated Non-participant Directed	Total
Assets
Investments - at fair value (Notes 3 and 4)	$8,748,898,128	$914,726,468	$9,663,624,596	$8,531,703,367	$1,006,126,190	$9,537,829,557
Receivables - interest, dividends and other	17,427,616	8,437,124	25,864,740	24,880,525	7,261,746	32,142,271
Receivables - employer contributions	2,827,685	—	2,827,685	2,827,685	—	2,827,685
Receivables - participant notes	124,221,368	—	124,221,368	125,105,351	—	125,105,351
Total Assets	$8,893,374,797	$923,163,592	$9,816,538,389	$8,684,516,928	$1,013,387,936	$9,697,904,864
Liabilities
LESOP loan payables (Note 5)	$—	$80,340,423	$80,340,423	$—	$91,571,513	$91,571,513
Other payables	24,230,010	3,880,993	28,111,003	38,146,031	4,423,531	42,569,562
Total Liabilities	$24,230,010	$84,221,416	$108,451,426	$38,146,031	$95,995,044	$134,141,075
Net Assets Available For Benefits Reflecting All Investments At Fair Value	$8,869,144,787	$838,942,176	$9,708,086,963	$8,646,370,897	$917,392,892	$9,563,763,789
Adjustments From Fair Value To Contract Value For Fully Benefit- Responsive Investment Contracts	(57,913,022)	—	(57,913,022)	(51,577,588)	—	(51,577,588)
Net Assets Available For Benefits	$8,811,231,765	$838,942,176	$9,650,173,941	$8,594,793,309	$917,392,892	$9,512,186,201
See notes to the financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2014

	Allocated Participant Directed	Unallocated Non- Participant Directed	Total
Additions
Investment income
Net appreciation in fair value of investments (Note 3)	$346,715,890	$32,866,376	$379,582,266
Interest and dividends	130,841,634	32,568,755	163,410,389
Total investment income	477,557,524	65,435,131	542,992,655

Employee contributions	234,393,409	—	234,393,409
Interest on participant notes receivable	4,192,716	—	4,192,716
Allocation of 2,866,894 shares of common stock of The Dow Chemical Company, at market	135,114,937	—	135,114,937
Total additions	851,258,586	65,435,131	916,693,717

Deductions
Distributions and withdrawals	631,214,799	—	631,214,799
Administrative expenses	1,452,831	—	1,452,831
Interest expense	—	8,770,910	8,770,910
Allocation of 2,866,894 shares of common stock of The Dow Chemical Company, at market	—	135,114,937	135,114,937
Total deductions	632,667,630	143,885,847	776,553,477

Transfers
Transfers in	1,173,395	—	1,173,395
Transfers out	3,325,895	—	3,325,895
Net transfers	(2,152,500)	—	(2,152,500)

Net Increase (Decrease)	216,438,456	(78,450,716)	137,987,740

Net Assets Available for Benefits
Beginning of year	8,594,793,309	917,392,892	9,512,186,201
End of year	$8,811,231,765	$838,942,176	$9,650,173,941
See notes to financial statements.

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
AS OF DECEMBER 31, 2014 and 2013, AND FOR THE YEAR ENDED DECEMBER 31, 2014

1.	DESCRIPTION OF THE PLAN
The following description of The Dow Chemical Company Employees' Savings Plan (the “Plan”) provides only general information. Participants should refer to the plan document or Summary Plan Description for the legal description of the Plan's provisions.

General - The Plan is a defined contribution plan consisting of (1) a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code as of 1986, as amended (“Code”) and (2) a leveraged employee stock ownership plan (“LESOP”) which is intended to qualify as a stock bonus plan under Sections 401(a) and 4975(e)(7). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended. The Plan covers any person who is, or becomes, a regular employee of The Dow Chemical Company (the “Company” or “Dow”), or of certain of the Company's subsidiaries, subject to certain eligibility service requirements for part-time employees.

Employee Contributions - Plan participants generally may elect to contribute from 1% to 40% of their compensation, depending on the participant's eligible pay, limited to a 1% minimum contribution. Employees who do not exceed the gross compensation limits are limited to 40% of eligible pay in 0.5% increments, with a 1% minimum contribution. The maximum yearly gross compensation pre-tax or Roth 401(k) contribution made through payroll deductions was $17,500 in 2014. Participants who attained age 50 before the end of the plan year were eligible to make additional catch-up contributions in the amount of $5,500 in 2014. Plan participants may elect to increase, decrease, suspend, or resume compensation deferrals at any time. New elections are effective as soon as practicable after the request is processed. Newly hired eligible employees not electing to enroll (within 60 days of being hired) are automatically enrolled to contribute 3% of their eligible pay to the Plan, unless the employee elects to opt out. The automatic contributions will increase by 1% each year effective April 1 until the contribution rate reaches 6%, unless the employee designates otherwise. The contributions default to the applicable BTC Lifepath Fund based on the employee's date of birth, unless otherwise designated by the employee.

Company Contributions - In general, the Company's matching contribution provides a 100% match on the first 2% of eligible pay deferrals and a 50% match of the next 4% of eligible pay deferrals. Legacy Rohm and Haas Company employees' Company matching contributions are calculated as 100% of the first 3% of eligible pay deferrals and a 50% match of the next 3% of eligible pay deferrals. The Company's matching contribution is made in the form of Company stock from the LESOP. Employees may divest their Dow stock at any time and elect one of the other investment options available to them under the Plan.

In accordance with the provisions of the Plan, the Plan is required to release shares in proportion to the principal and interest paid on the LESOP loan as a percentage of beginning of year outstanding principal and interest. The shares released from unallocated LESOP shares are allocated to participants to satisfy the Company's matching requirements.

Except as otherwise provided by the Plan, if the required contributions are less than the value of shares released, the difference is allocated to participants (other than Legacy ROH Members) in the form of certain contingent matching contributions, and then to all participants, as an “Excess ESOP Shares Distribution” contribution. For the year ended December 31, 2014, the total number of shares allocated as contingent matching contributions and Excess ESOP Shares distribution contributions amounted to 1,739,190, with a market value of $79,324,455. The Company allocated these shares to the participants in March 2015.

If the required Company matching contributions under the provisions of the Plan are greater than the value of the shares released, the Company is required to make an additional contribution to cover the shortfall. No such Company contributions were required for the year ended December 31, 2014.

Dividends - Participants invested in The Dow Chemical Company common stock funds may elect to receive dividends as a distribution rather than reinvesting dividends within the participant account.

Account Valuation - Participant account balances reflect the total contributions made to the Plan by employees and the Company, plus investment results, less expenses and withdrawals.

Vesting - Participants are immediately vested in all amounts credited to their plan account, including employee contributions, the Company contributions, and investment earnings.

Benefits Distribution - Benefits are generally distributable upon termination of employment as a lump-sum payment or partial withdrawal or may be deferred until minimum distributions are required by law. Effective January 1, 2014, distributions for termination other than disability or death that do not exceed $1,000 are required to be made as lump-sum payments. Eligible retirees age 65 or older, or age 50 and over with at least 10 years of eligible service, may also request partial withdrawals from the Plan. Active employees may request in‑service distribution upon the attainment of age 59‑1/2. After‑tax withdrawals are available once every six months. In certain limited hardship situations (as defined by Internal Revenue Service (IRS) regulations), participants may withdraw up to 100% of their account balance.

Participant Notes Receivable - Active participants, retirees, and terminated participants may borrow from their employee contributions, plus earnings on those contributions, with a minimum note receivable of $1,000. Participant notes receivable are limited to the smaller of:

•	50% of the total account balance or

•	$50,000 less the highest outstanding participant note receivable balance in the preceding 12 months

Note receivable repayments for active employees are made through payroll deductions, on an after‑tax basis, with a minimum term of six months and a maximum of 60 months for any purpose other than the purchase of a primary residence; and a minimum term of six months and a maximum of 120 months for participant note receivable for the purpose of purchasing a primary residence. Repayments, both interest and principal, are credited to the participant's account and are allocated among the fund options according to the participant's current investment election. A fixed interest rate is applied to the note receivable. This rate is equal to the prime rate on the last day of each calendar quarter before the loan is processed. The range of interest rates on notes receivable outstanding at December 31, 2014 and 2013 was 3.25% to 10.5%.
Investments - Participants direct the investment of their contributions into various investment options offered by the Plan.

Administration - Administrative expenses of the trustee are charged to the Plan. The net assets of the Plan are held by Fidelity Management Trust Company (“Fidelity”), who acts as independent trustee, custodian, and recordkeeper for all the investments in the Plan. Fidelity manages certain plan investments. All transactions with Fidelity qualify as party-in-interest transactions.

Amendment or Termination - The Plan does not have an expiration date. The Company may at any time terminate, amend, or modify the Plan, subject to certain rights of the Plan participants. Upon termination of the Plan, each participant is entitled to receive the entire balance in his or her account in accordance with the terms of the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan have been prepared in accordance with accounting principles generally accepted in the United States of America. Investment transactions are accounted for on the trade date, and dividend and interest income is recorded when earned.

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of net assets available for benefits and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of changes in net assets available for benefits during the reporting period. Actual results could differ from those estimates.

Temporary Investments - Temporary investments are investments in short‑term money market funds in the respective investment funds.

Investment Valuation and Income Recognition - Investments in the Plan consisting of common stock of the Company, mutual funds, futures and options derivative contracts, and common stock are stated at fair value based upon the quoted market value of such securities at year end. The investments in common/collective trusts are valued at net asset value per share (or its equivalent) of the fund, based on the fair market values of the underlying net assets. Due to their short‑term nature and liquidity, temporary investments are stated at outstanding balance, which approximates fair value. Fixed income securities and To Be Announced derivative contracts (see below for description) are valued using quoted market price and/or other market data for the same or comparable instruments and transactions in establishing the prices, discounted cash flow models, and other pricing models. These models are primarily industry standard models that consider various assumptions, including time value and yield curve as well as other relevant economic measures. Wrap contracts are valued based on the rebid price.

Investments of the Interest Income Fund (“Fund”) included in the Plan consist of Synthetic Guaranteed Investment Contracts (“Synthetic GICs”). Synthetic GICs operate similarly to an insurance company separate account investment contract, except that the assets are placed in a separate custodial account (owned by the Plan) rather than such assets being held in a separate account of the insurance company. A Synthetic GIC is a wrap contract paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate term fixed income securities or common/collective trusts holding similar investments. The Plan purchases a wrapper contract from financial services institutions.

In addition to holding certain assets, Synthetic GICs include features designed to provide participant liquidity at book value as well as periodic interest crediting rates. The liquidity feature is also known as “benefit responsiveness.” Synthetic GICs may be issued by banks, insurance companies, and other financial institutions.

The Synthetic GICs provide for prospective crediting interest rate adjustments based on the interest earnings and fair value of the underlying assets. The crediting interest rates are reset monthly and the contracts provide that the crediting interest rates cannot be less than zero.

Certain events may limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (i) amendments to the plan documents (including complete or partial plan termination or merger with another plan); (ii) changes to the Plan's prohibition on competing investment options or deletion of equity wash provisions; (iii) bankruptcy of the plan sponsor or other plan sponsor events (e.g., divestitures or spin‑offs of a subsidiary) which cause a significant withdrawal from the Plan; or (iv) the failure of the Plan to qualify for exemption from federal income taxes or any required exemption of prohibited transaction under ERISA. The plan administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value, is probable.

Synthetic GICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not resolved, the non‑defaulting party may terminate the contract. The following may cause the Plan to be in default: a breach of material obligation under the contract; a material misrepresentation; or a material amendment to the plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract; makes a material misrepresentation; has a decline in its long-term credit rating below a threshold set forth in the contract; or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, losses may occur if the market value of the Plan's assets, which were covered by the contract, is below  the  contract value. The Plan may seek to add additional issuers over time to diversify the Plan's exposure to such risk, but there is no assurance the Plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata, based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default.

If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If a contract terminates due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract (i.e., replacement cost) within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Changes in fixed income market conditions and interest rates may affect the yield to maturity and the market value of the underlying investments. Such changes could have a material impact on the Synthetic GIC's future interest crediting rates. In addition, participant withdrawals from and transfers out of the Interest Income Fund made according to Plan provisions are paid at contract value but funded through the market value liquidation of the underlying investments. This process of funding participant withdrawals and transfers from market value liquidations of underlying investments may also have an effect on future interest crediting rates.

The difference between the Fund's contract value and the related market value of underlying Fund investments is represented on the Plan's statements of net assets available for benefits as the “adjustments from fair value to contract value for fully benefit‑responsive investment contracts.”

All of the Plan's Synthetic GICs are considered to be fully benefit‑responsive and are therefore recorded at contract value in accordance with the accounting standards. The average yield for the Plan's Synthetic GICs was approximately 1.5% and 1.3% as of December 31, 2014 and 2013, respectively. The crediting interest rate was approximately 2.0% and 1.8% at December 31, 2014 and 2013, respectively. There are no reserves against the contract value for credit risk of the contract issuer or otherwise.

Participant Notes Receivable - Participant notes receivable are recorded at their unpaid principal balances plus any accrued interest. Participant notes receivable are written off when deemed uncollectible.

Derivative Instruments - In order to manage interest rate exposures, investment managers are allowed to enter into derivative contracts. These derivative contracts consist of future contracts, including future option contracts, and To Be Announced Contracts (“TBA”). A future contract is a contractual agreement to make or take delivery of a standardized quantity of a specific grade or type of commodity or financial instrument at a specified future date in accordance with terms specified by a regulated futures exchange. These contracts involve elements of market risk in excess of amounts recognized in the statements of net assets available for benefits. The credit risk associated with these contracts is minimal as they are traded on organized exchanges and settled daily. Upon entering into a futures contract, the Plan is required to deposit either in cash or securities an amount (“initial margin”) equal to a certain percentage of the notional value of the contract. Subsequent payments are then made or received by the Plan, depending on the daily fluctuation in the value of the underlying contracts. A TBA is when a mortgage backed security issued by Freddie Mac, Fannie Mae or Ginnie Mae is purchased but the actual security is not assigned until 48 hours prior to trade settlement date. The Plan's investment policies specifically prohibit the use of derivatives for speculative purposes.

In connection with certain derivative instrument agreements, the Plan receives noncash collateral as security to mitigate the risk of counterparties not meeting obligations under the terms of the agreements. The noncash collateral received is not reflected in the net assets of the Plan, as the Plan does not sell or pledge the noncash collateral.

The net assets of the Plan reflect the fair value of the derivative instruments in a loss position as an offset against the fair value of derivative instruments in a gain position. Any gains or losses recognized on derivatives are recognized in current year investment income. The estimated fair values of derivative instruments at December 31, 2014 and 2013 are as follows:

Interest rate instruments:	2014	2013
Assets	$17,655,524	$45,257,533
Liabilities	19,054,032	44,429,011

Asset and liability derivatives are included in investments on the Statements of Net Assets Available for Benefits.

For the year ended December 31, 2014, the amounts of gain or loss recognized as investment income (loss) on the Statement of Changes in Net Assets Available for Benefits attributable to derivative instruments are as follows:

Interest rate instruments:
Futures	$(7,785,365)
TBA	871,633
$(6,913,732)

The Plan is not invested in any over-the-counter derivatives. All securities are settled through organized exchanges.

During 2014 and 2013, the derivative investments were primarily futures contracts and TBAs. The notional amount represents the contract amount, not the amount at risk. The absolute notional amount of interest rate instruments was $111 million and $281 million at December 31, 2014 and 2013, respectively.

Benefits Payable - Amounts payable to persons who have withdrawn from participation are not recorded as a liability of the Plan. Benefits payable to participants who had withdrawn from participation in the Plan as of December 31, 2014 and 2013 were insignificant.

Federal Income Tax Status - The Internal Revenue Service has determined and informed the Company by a letter dated September 2, 2014 that the Plan is qualified and the trust established under the Plan is tax‑exempt under the appropriate sections of the Internal Revenue Code (the “Code”). Although the Plan has been amended since receiving the determination letter, the plan administrator believes the Plan is designed and is currently being operated in compliance with the applicable requirements of the Code.

In accordance with guidance on accounting for uncertainty in income taxes, management evaluated the Plan's tax position and does not believe the Plan has any uncertain tax positions that require disclosure or adjustment to the financial statements. The plan administrator believes it is no longer subject to tax examinations for years prior to 2011.

Risks and Uncertainties - The Plan invests in various investment instruments. At December 31, 2014, the Plan did have concentration of risk of the following:

•	United States equity markets through various investments in mutual funds, common/collective trusts, and common stock(excluding target date funds);

•	Interest rate and credit risk through investments in the Interest Income Fund and;

•	The Dow Chemical Company credit risk through Dow stock investments.

Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the financial statements.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Asset Value per Share (or Its Equivalent). This update amends ASC 820, Fair Value Measurements. The update removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. The disclosure requirements are effective for fiscal years beginning after December 15, 2015 for public entities and are required to be provided retrospectively for all comparative periods presented. Management does not expect the adoption of this standard to have a significant impact on the Plan’s financial statements.

3.	INVESTMENTS

The Plan's significant investments as of December 31, 2014 and 2013 are as follows:

	2014	2013
The Dow Chemical Company Stock - at fair value:
Dow Stock (1)	$914,110,603	$781,240,555
LESOP Allocated (2)	683,825,850	654,693,274
LESOP Unallocated (3)	914,726,429	1,006,126,156
Common/collective trusts - at fair value:
Fidelity Contrafund Commingled Pool (1)	565,602,926	—
S&P 500 Index Fund	1,157,252,236	1,024,905,963
Mutual funds - at fair value:
Fidelity Contrafund Pool (1)	—	584,509,545
Synthetic GICs:
IGT INVESCO ShrTrm Bond - at contract value	759,889,800	821,887,174

During the year ended December 31, 2014, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

The Dow Chemical Company Stock:
Dow Stock (1)	$20,723,775
LESOP Allocated (2)	22,782,843
LESOP Unallocated (3)	32,866,376
Common/collective trusts	253,056,760
Mutual funds	8,965,322
Common stock	2,807,958
Synthetic GICs:
Fixed Income Securities	23,423,117
Common/collective trusts	15,770,407
Wrap Contracts	(39,040)
Other	(775,252)
Net appreciation in fair value of investments	$379,582,266

(1)	Represents a party-in-interest to the Plan.

(2)	Participant directed and represents a party-in-interest to the Plan.

(3)	Non-participant directed and represents a party-in-interest to the Plan.

The Plan's investment in The Dow Chemical Company LESOP, at December 31, 2014 and 2013, is presented in the following table:

	2014		2013
	Allocated	Unallocated	Allocated	Unallocated
Number of Shares	14,992,893	20,055,392	14,745,344	22,660,499
Cost	$70,953,735	$324,948,194	$72,580,627	$356,721,064
Fair Value	$683,825,850	$914,726,429	$654,693,274	$1,006,126,156

4.	FAIR VALUE

Accounting standards require certain assets and liabilities be reported at fair value in the financial statements and provide a framework for establishing that fair value. The framework for determining fair value is based on a hierarchy that prioritizes the inputs and valuation techniques used to measure fair value.

For investments classified as Level 1 (measured using quoted prices in active markets), the total fair value is either the price of the most recent trade at the time of the market close or the official close price as defined by the exchange in which the asset is most actively traded on the last trading day of the period, multiplied by the number of units held without consideration of transaction costs.

For investments classified as Level 2 (measured using significant other observable inputs), where the Level 1 process is not available, the underlying assets are valued based on the price a dealer would pay for the security or similar securities, adjusted for any terms specific to that security. Market inputs are obtained from well established and recognized vendors of market data and placed through tolerance/quality checks.

For investments classified as Level 3, the total fair value is based on significant unobservable inputs including assumptions where there is little, if any, market activity for the investment. Both observable and unobservable inputs may be used to determine the fair value of positions classified as Level 3 investments. As a result, the unrealized gains and losses for these investments presented in the tables below may include changes in fair value that were attributable to both observable and unobservable inputs.

The investment's fair value level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.

The following tables present information about certain assets of the Plan measured at fair value on a recurring basis.

Assets Measured at Fair Value on a Recurring Basis at December 31, 2014
	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:
Dow Stock	$914,110,603	$—	$—	$914,110,603
LESOP (Allocated Shares)	683,825,850	—	—	683,825,850
LESOP (Unallocated Shares)	914,726,429	—	—	914,726,429
Common Stock	43,014,325	—	—	43,014,325
Mutual Funds:
Equities	785,692,331	—	—	785,692,331
Fixed Income	951,158,279	—	—	951,158,279
Balanced Investments	34,826,577	—	—	34,826,577
Common/collective trusts:
Equities (1)	—	2,346,724,313	—	2,346,724,313
Fixed Income (2)	—	52,731,540	—	52,731,540
Retirement Age Investments (3)	—	951,410,475	—	951,410,475
Temporary investments	—	34,071,182	—	34,071,182
Synthetic GICs
Derivative Contracts	(1,450,641)	52,133	—	(1,398,508)
Fixed Income Securities:
Corporate	—	439,001,893	—	439,001,893
US Government	—	568,457,295	—	568,457,295
Other	—	7,329,746	—	7,329,746
Common/collective trusts:
Fixed Income (2)	—	862,893,209	—	862,893,209
Temporary Investments	—	74,749,751	—	74,749,751
Wrap Contracts	—	—	299,306	299,306
Total assets at fair value	$4,325,903,753	$5,337,421,537	$299,306	$9,663,624,596

Assets Measured at Fair Value on a Recurring Basis at December 31, 2013
	Level 1	Level 2	Level 3	Total
The Dow Chemical Company Stock:
Dow Stock	$781,240,555	$—	$—	$781,240,555
LESOP (Allocated Shares)	654,693,274	—	—	654,693,274
LESOP (Unallocated Shares)	1,006,126,156	—	—	1,006,126,156
Common Stock	47,471,358	—	—	47,471,358
Mutual Funds
Equities	1,366,797,705	—	—	1,366,797,705
Fixed Income	920,675,018	—	—	920,675,018
Balanced Investments	32,610,938	—	—	32,610,938
Common/collective trusts:
Equities (1)	—	1,645,204,038	—	1,645,204,038
Fixed Income (2)	—	61,922,873	—	61,922,873
Retirement Age Investments (3)	—	814,971,612	—	814,971,612
Temporary investments	—	35,136,835	—	35,136,835
Synthetic GICs
Derivative Contracts	881,680	(53,158)	—	828,522
Fixed Income Securities:
Corporate	—	398,883,223	—	398,883,223
US Government	—	676,806,971	—	676,806,971
Other	—	18,594,902	—	18,594,902
Common/collective trusts:
Fixed Income (2)	—	933,886,707	—	933,886,707
Temporary Investments	—	141,640,524	—	141,640,524
Wrap Contracts	—	—	338,346	338,346
Total assets at fair value	$4,810,496,684	$4,726,994,527	$338,346	$9,537,829,557

(1)
This class represents investments in actively managed common/collective trusts that invest primarily in equity securities, which may include common stocks, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(2)
This class represents investments in actively managed common/collective trusts that invest in a variety of fixed income investments, which may include corporate bonds, both U.S. and non-U.S. municipal securities, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

(3)
This class represents investments in actively managed common/collective trusts with investments in both equity and debt securities. The investments may include common stock, corporate bonds, U.S. and non-U.S. municipal securities, real estate, interest rate swaps, options and futures. There were no significant redemption restrictions, redemption notification requirements, or unfunded commitments.

Changes in Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2014 are as follows:

Synthetic GIC Wrap Contract
Balance as of January 1, 2014	$338,346
Unrealized Loss	(39,040)
Balance as of December 31, 2014	$299,306

The Plan's policy is to recognize transfers between levels of the fair value hierarchy as of the actual date of the event of change in circumstances that caused the transfer. There were no significant transfers between levels of the fair value hierarchy during 2014.

The Plan also holds other assets and liabilities not measured at fair value on a recurring basis, including accrued income, LESOP loan payables, and accrued liabilities and payables. The fair value of these assets and liabilities approximates the carrying amounts in the accompanying financial statements due to either the short maturity of the investments or the use of interest rates that approximate market rates of similar maturity dates, terms, and nonperformance risks. Under the fair value hierarchy, these financial instruments are valued primarily using level 2 inputs.

5.	LEVERAGED EMPLOYEE STOCK OWNERSHIP PLAN AND LOAN PAYABLE

The Plan consists of a profit sharing plan with a cash or deferred feature which is intended to qualify under Sections 401(a) and 401(k) of the Internal Revenue Code of 1986, as amended (the “Code”), and an employee stock ownership plan (the “ESOP”) that is intended to qualify (as a stock bonus plan) under Sections 401(a) and 4975(e)(7) of the Code. The ESOP consists of (i) a leveraged employee stock ownership plan or LESOP, and (ii) the Dow Company Stock Fund. The LESOP includes (i) the assets of the Suspense Account and (ii) a LESOP Stock Fund which (A) shall consist of shares of Dow Common Stock acquired with the proceeds of exempt loans, and allocated to participant accounts, and (B) shall provide for such subaccounts as described in the definition of “LESOP Account” in Section 1.3 in the Plan and as further necessary. The portion of the Plan invested in the Dow Stock Fund constitutes part of the employee stock ownership plan under Section 4975(e)(7) of the Code.

The Plan has one loan outstanding at December 31, 2014 and 2013, which bears interest at 10.03% and matures in 2020. The loan is between the Plan and Dorintal Reinsurance Ltd., a party-in-interest. Prior to February 28, 2011, the loan was between the Plan and Rohm and Haas Holdings Ltd.. On February 28, 2011, Rohm and Haas Holdings Ltd. and Dorintal Reinsurance Ltd entered into an amalgamation agreement, which resulted in the amalgamation of the two companies. The combined company is known as Dorintal Reinsurance Ltd. The Plan uses dividends paid on unallocated shares of Company common stock to make the scheduled quarterly principal and interest payments. If needed, the Plan may use dividends on allocated shares of Company common stock to make the scheduled principal and interest payments. Dividends from allocated shares used to pay principal and interest are replaced by an equal value of shares released in accordance with the release fraction. The Company is required to make a cash contribution to fund any quarterly shortages in Company common stock dividends paid as compared to required principal and interest payments. There was no shortfall so there was no need for a Company cash contribution for the year ended December 31, 2014. The Company declared common stock dividends of $1.53 per share during 2014.

Interest expense for the year ended December 31, 2014 is $8,770,910. The minimum principal payments on this loan to maturity are as follows:

2015	$12,400,648
2016	13,692,004
2017	15,117,833
2018	16,692,143
2019	18,430,396
Thereafter	4,007,399
$80,340,423

6.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2014 and 2013:

	2014	2013
Net assets available for benefits per the financial statements	$9,650,173,941	$9,512,186,201
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	57,913,022	51,577,588
Net assets available for benefits per Form 5500	$9,708,086,963	$9,563,763,789

For the year ended December 31, 2014, the following is a reconciliation of net investment income per the financial statements to Form 5500:

Net investment gain per the financial statements	$542,992,655
Adjustment for participant notes receivable interest	4,192,716
Adjustment from contract value to fair value for fully benefit-responsive synthetic guaranteed investment contracts	6,335,434
Net investment gain per Form 5500	$553,520,805

SUPPLEMENTAL SCHEDULES

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2014
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

*	The Dow Chemical Company:
	Dow Stock	Dow Stock	**	$914,110,603
	LESOP	Allocated LESOP - Dow Stock	**	683,825,850
	LESOP	Unallocated LESOP - Dow Stock	$324,948,194	914,726,429
	Praxair Stock	Common Stock	**	32,891,008
	S&P 500 Index Fund	Common/Collective Trust	**	1,157,252,236
	T. Rowe Price US Treasury Fund	Common/Collective Trust	**	52,731,540
	PIM Total Return Inst	Mutual Fund	**	173,509,281
	TRP IS MID CP EQ GR	Mutual Fund	**	330,535,686
	NB Genesis Inst CL	Mutual Fund	**	219,928,248
	TRP High Yield Inst	Mutual Fund	**	132,449,941
	BTC Lifepath Ret	Common/Collective Trust	**	170,273,928
	BTC Lifepath 2020	Common/Collective Trust	**	213,791,215
	BTC Lifepath 2025	Common/Collective Trust	**	175,322,963
	BTC Lifepath 2030	Common/Collective Trust	**	143,503,248
	BTC Lifepath 2035	Common/Collective Trust	**	79,992,741
	BTC Lifepath 2040	Common/Collective Trust	**	59,640,045
	BTC Lifepath 2045	Common/Collective Trust	**	52,662,258
	BTC Lifepath 2050	Common/Collective Trust	**	33,365,744
	BTC Lifepath 2055	Common/Collective Trust	**	22,858,333
	ACWI ex-US IMI Index	Common/Collective Trust	**	153,926,989
	American Century U.S. Real Estate Securities Trust	Common/Collective Trust	**	98,354,550
	Vang Tot BD Mkt Inst	Mutual Fund	**	108,057,687
	Vang Global Equity	Mutual Fund	**	112,146,426
	Vang Dev Mkt IDX IPS	Mutual Fund	**	123,081,971
	Vang Convertible Sec	Mutual Fund	**	34,826,577
	Vang LT Treasury ADM	Mutual Fund	**	43,626,200
	Vang Ext Mkt Idx ISP	Mutual Fund	**	424,674,780
	PIM Real Ret Inst	Mutual Fund	**	55,211,122
	PIM Com Real Ret I	Mutual Fund	**	13,629,268
	Lilly Pre 91 Stock	Common Stock	**	3,387,961
	Lilly Post 90 Stock	Common Stock	**	6,735,356
	Small Cap:
	BTC Russel 2000 Index Fund	Common/Collective Trust	**	296,862,809
	Emerging Markets IDX:
	Emerging Markets Non-Lend	Common/Collective Trust	**	74,724,803

	Forward			7,112,617,796
*	Represents a party-in-interest to the Plan
**	Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2014
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

	Forward			$7,112,617,796

*	Fidelity Contrafund Commingled Pool	Common/Collective Trust	**	565,602,926
	Interest Bearing Cash	Temporary Investments	**	34,071,182
*	Fidelity Short Term Investment Fund	Temporary Investments	**	14,263,156
*	Participant Notes Receivable	Interest recorded at prime rate (3.25% - 10.5%) and maturities up to 60 months	**	124,221,368

	Total			$7,850,776,428

*	Represents a party-in-interest to the Plan			(continued)
**	Cost information not required

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2014
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

	Pacific Life:
	G- 27523.01.000 (see underlying assets at Appendix A)	PIMCO, Western; evergreen;
		Synthetic GIC	**	$235,252,014
	Pacific Life Wrapper Contract		**	—
	Voya:
	#60031-A	IGT INVESTCO ShrtTrm Bond:
		evergreen; Common/collective trusts	**	328,301,367
	Voya Wrapper Contract		**	—
	#60031-B	IGT ING ShrtDuration;
		evergreen; Common/collective trusts	**	86,229,079
	Voya Wrapper Contract		**	—
	#60090 (see underlying assets at Appendix B)	Various Securities, maturity dates,
		and asset types	**	2,277,308
	Voya Wrapper Contract		**	—
	NYL
	GA-29007 (see underlying assets at Appendix C)	MacKay Shields Dow; evergreen;
		Synthetic GIC	**	105,287,640
	NYL Wrapper Contract		**	—
	Transamerica Life Insurance Company:
	MDA01078TR (see underlying assets at Appendix D)	IGT INVESCO ShrtTrm Bond,
		Dow NISA; evergreen; Synthetic GIC	**	408,778,587
	Transamerica Life Insurance Company Wrapper Contract		**	299,306
	RGA
	RGA 00036 (see underlying assets at Appendix F)	IGT INVESCO ShrtTrm Bond; Wellington
		Dow, evergreen; Synthetic GIC	**	184,157,677
	RGA Wrapper Contract		**	—
	Prudential Insurance
	GA-62233 (see underlying assets at Appendix E)	Jennison, evergreen;
		Synthetic GIC	**	343,987,350
	Prudential Insurance Wrapper Contract		**	—
	GA-63084	IGT INVESCO ShrtTrm Bond;
		evergreen; Common/collective trusts	**	84,817,763
	Prudential Insurance Wrapper Contract		**	—

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
SCHEDULE H, LINE 4i - SCHEDULE OF ASSETS (HELD AT END OF YEAR)
INCLUDING APPENDICES A - F
AS OF DECEMBER 31, 2014
		(c)
		Description of Investment
	(b)	Including Maturity Date,	(d)	(e)
	Identity of Issuer, Borrower,	Rate of Interest, Collateral,	Cost or Contract	Current
(a)	Lessor, or Similar Party	Par, or Maturity Value	Value	Value

	Tokyo-Mitsubishi
	INV-DOWCHEM 13-1	IGT INVESCO ShrtTrm Bond;
	(see underlying assets at Appendix F)	Wellington Dow; evergreen;	**	$157,681,445
		Synthetic GIC
	Tokyo-Mitsubishi Wrapper Contract		**	—

	Total guaranteed investment contracts			$1,937,069,536

	Total			$9,787,845,964

**	Cost information not required			(Concluded)

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
SCHEDULE H, PART IV LINE 4j - SCHEDULE OF REPORTABLE TRANSACTIONS
EMPLOYER IDENTIFICATION NO. 38 - 1285128, PLAN NO. 002
FOR THE YEAR ENDED DECEMBER 31, 2014
Category (iii) - A series of transactions, when aggregated, involving an amount in excess of 5% of beginning plan net assets.
(h)
(a)					Current Value
Identity		(c)	(d)	(g)	of Asset on	(I)
of Party	(b)	Purchase	Selling	Cost of	Transaction	Net Gain/
Involved	Description of Asset	Price	Price	Asset	Date	(Loss)

Fidelity	Fidelity Short Term Investment Fund
	Purchases - 19	32,695,374	—	32,695,374	32,695,374	—
	Sales - 8	—	32,695,370	32,695,370	32,695,370	—

There were no Category (i) (ii) or (iv) reportable transactions during the year ended December 31, 2014

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2014

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	ACTAVIS FUNDING SCS	3.850% 06/15/2024 DD 06/19/14	1,250,000	1,259,187	1,256,388
	ALTRIA GROUP INC	9.700% 11/10/2018 DD 11/10/08	500,000	660,795	634,905
	ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	750,000	996,323	963,930
	AMERICA MOVIL SAB DE CV	5.000% 03/30/2020 DD 03/30/10	1,350,000	1,515,645	1,488,699
	AMERICAN EXPRESS CREDIT AC 2 A	1.260% 01/15/2020 DD 07/01/14	1,500,000	1,499,970	1,496,400
	AMERICAN EXPRESS CREDIT AC 3 A	1.490% 04/15/2020 DD 09/22/14	1,000,000	999,961	1,000,910
	AMERICAN INTERNATIONAL GROUP I	6.400% 12/15/2020 DD 12/03/10	1,400,000	1,691,312	1,669,458
	ANTHEM INC	3.300% 01/15/2023 DD 09/10/12	1,500,000	1,478,790	1,498,530
	AT&T INC	3.000% 02/15/2022 DD 02/13/12	2,000,000	2,001,860	1,962,360
	BANC OF AMERICA COMMERCI 4 A1A	VAR RT 07/10/2046 DD 08/01/06	1,106,928	1,178,878	1,171,948
	BANK OF AMERICA CORP	6.000% 09/01/2017 DD 08/23/07	3,300,000	3,294,274	3,638,745
	BANK OF AMERICA CORP	6.875% 04/25/2018 DD 04/25/08	2,100,000	2,336,351	2,412,018
	BEAR STEARNS COMMERCIA PW11 A4	VAR RT 03/11/2039 DD 03/01/06	491,822	522,523	508,156
	BP CAPITAL MARKETS PLC	4.500% 10/01/2020 DD 10/01/10	1,000,000	994,510	1,081,970
	BPCE SA	4.000% 04/15/2024 DD 04/15/14	1,300,000	1,327,690	1,358,721
	CHASE ISSUANCE TRUST A10 A10	VAR RT 12/16/2019 DD 12/21/12	700,000	699,877	698,796
	CHASE ISSUANCE TRUST A7 A	1.380% 11/15/2019 DD 11/17/14	900,000	899,894	896,427
	CHICAGO IL O'HARE INTERNATIONA	5.000% 01/01/2033 DD 12/22/05	500,000	493,125	522,055
	CITIBANK CREDIT CARD ISS A2 A2	VAR RT 01/23/2020 DD 02/08/08	600,000	618,375	615,624
	CITIBANK CREDIT CARD ISS A2 A2	VAR RT 05/26/2020 DD 05/30/13	1,300,000	1,300,000	1,297,959
	CITIBANK CREDIT CARD ISS A3 A3	VAR RT 05/09/2018 DD 03/12/14	700,000	699,890	700,000
	CITIGROUP COMMERCIAL GC11 AAB	2.690% 04/10/2046 DD 04/01/13	400,000	399,016	400,452
	CITIGROUP INC	6.000% 08/15/2017 DD 08/15/07	200,000	201,548	221,274
	CITIGROUP INC	6.125% 11/21/2017 DD 11/21/07	600,000	570,516	669,048
	CITIGROUP INC	3.750% 06/16/2024 DD 06/16/14	3,000,000	3,002,220	3,063,750
	COMM 2013-CCRE11 MORT CR11 ASB	3.660% 10/10/2046 DD 10/01/13	600,000	626,814	630,228
	COMM 2014-CCRE19 MORT CR19 ASB	3.499% 08/10/2047 DD 08/01/14	800,000	823,980	831,408
	COMPASS BANK	2.750% 09/29/2019 DD 09/29/14	800,000	798,144	800,816
	COOPERATIEVE CENTRALE RAIFFEIS	4.500% 01/11/2021 DD 01/11/11	1,700,000	1,695,393	1,869,915
	CORP NACIONAL DEL COBRE D 144A	3.000% 07/17/2022 DD 07/17/12	3,900,000	3,847,857	3,741,348
	CREDIT AGRICOLE SA/LONDON 144A	2.500% 04/15/2019 DD 04/15/14	500,000	499,370	505,755
	CREDIT SUISSE/NEW YORK NY	3.000% 10/29/2021 DD 10/29/14	900,000	894,600	895,797
	DISCOVERY COMMUNICATIONS LLC	5.050% 06/01/2020 DD 06/03/10	1,500,000	1,680,345	1,647,945
	ENERGY N W WA ELEC REVENUE	1.793% 07/01/2018 DD 04/24/14	750,000	750,000	750,330
	ESC LEHMAN BRTH HLD	0.000% 05/02/2018 DD 04/24/08	1,800,000	1,199,372	267,750
	ESC LEHMAN BRTH HLD ESCROW	0.000% 01/24/2013 DD 01/22/08	900,000	609,907	131,625
	FEDERAL HOME LN MTG CORP	1.250% 08/01/2019 DD 07/30/12	1,300,000	1,258,047	1,276,002
	FEDERAL NATL MTG ASSN	1.875% 09/18/2018 DD 08/23/13	15,000,000	15,179,175	15,244,200
	FEDERAL NATL MTG ASSN	1.750% 09/12/2019 DD 07/28/14	21,200,000	21,080,644	21,252,576

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2014

FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	564,964	566,522	604,037
FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	640,258	639,858	678,148
FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	25,449	24,352	26,637
FHLMC MULTICLASS MTG	3.389% 03/25/2024 DD 06/01/14	1,000,000	1,029,951	1,056,120
FHLMC MULTICLASS MTG 3225 HF	VAR RT 10/15/2036 DD 10/15/06	1,018,616	1,023,391	1,031,216
FHLMC MULTICLASS MTG 6 C	9.050% 06/15/2019 DD 05/15/88	4,333	4,318	4,608
FNMA POOL #0072163	VAR RT 02/01/2028 DD 02/01/89	6,090	6,041	6,271
FNMA POOL #0112511	VAR RT 09/01/2020 DD 01/01/91	2,892	2,908	2,995
FNMA POOL #0253431	7.500% 09/01/2015 DD 08/01/00	63	67	63
FNMA POOL #0303298	VAR RT 01/01/2025 DD 04/01/95	9,665	9,925	9,744
FNMA POOL #0323919	VAR RT 08/01/2029 DD 08/01/99	16,485	15,825	17,397
FNMA POOL #0361373	VAR RT 07/01/2026 DD 09/01/96	29,922	30,679	31,127
FNMA POOL #0535873	7.500% 03/01/2016 DD 03/01/01	1,461	1,555	1,491
FNMA POOL #0561801	7.500% 11/01/2015 DD 11/01/00	1,092	1,163	1,101
FNMA POOL #0628467	7.500% 03/01/2017 DD 02/01/02	3,765	4,007	3,885
FNMA POOL #0635940	7.500% 03/01/2017 DD 03/01/02	5,197	5,531	5,298
FNMA POOL #0AA7243	4.500% 11/01/2018 DD 05/01/09	133,470	141,734	140,231
FORD CREDIT AUTO OWNE 1 A 144A	2.260% 11/15/2025 DD 05/15/14	1,000,000	999,751	1,005,340
FRANCE TELECOM SA	5.375% 07/08/2019 DD 07/07/09	1,000,000	1,133,820	1,122,730
GENERAL ELECTRIC CAPITAL CORP	4.625% 01/07/2021 DD 01/07/11	1,000,000	1,104,550	1,114,590
GENERAL ELECTRIC CAPITAL CORP	4.650% 10/17/2021 DD 10/17/11	1,500,000	1,665,660	1,690,695
GNMA POOL #0434797	8.500% 07/15/2030 DD 07/01/00	5,876	6,098	6,468
GNMA POOL #0434944	8.500% 11/15/2030 DD 11/01/00	8,560	8,883	10,156
GNMA POOL #0434985	8.500% 12/15/2030 DD 12/01/00	10,055	10,419	10,736
GNMA POOL #0486116	8.500% 07/15/2030 DD 07/01/00	10,705	11,096	10,870
GNMA POOL #0494885	8.500% 03/15/2030 DD 03/01/00	1,855	1,925	1,864
GNMA POOL #0498147	8.500% 12/15/2029 DD 12/01/99	390	405	392
GNMA POOL #0511172	8.500% 01/15/2030 DD 01/01/00	626	649	638
GNMA POOL #0520979	8.500% 09/15/2030 DD 09/01/00	7,186	7,458	8,674
GNMA POOL #0521829	8.500% 05/15/2030 DD 05/01/00	5,106	5,294	5,881
GNMA POOL #0531197	8.500% 06/15/2030 DD 06/01/00	9,295	9,635	9,450
GNMA POOL #0698036	6.000% 01/15/2039 DD 01/01/09	53,635	58,437	60,631
GNMA POOL #0782190	6.000% 10/15/2037 DD 10/01/07	9,471	10,319	10,706
GNMA POOL #0782449	6.000% 09/15/2038 DD 10/01/08	82,481	89,866	93,239
GNMA II POOL #0003001	8.500% 11/20/2030 DD 11/01/00	8,808	9,098	10,650
GNMA II POOL #0008089	VAR RT 12/20/2022 DD 12/01/92	69,948	71,129	71,553
GNMA II POOL #0008913	VAR RT 07/20/2026 DD 07/01/96	19,860	19,630	20,558
GNMA II POOL #0080022	VAR RT 12/20/2026 DD 12/01/96	22,219	22,316	22,978
GNMA II POOL #0080354	VAR RT 12/20/2029 DD 12/01/99	48,567	49,697	50,396
GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	200,000	233,932	224,484
GOLDMAN SACHS GROUP INC/THE	5.250% 07/27/2021 DD 07/27/11	100,000	99,946	112,866
GOLDMAN SACHS GROUP INC/THE	5.750% 01/24/2022 DD 01/24/12	3,300,000	3,742,761	3,817,407
HSBC HOLDINGS PLC	5.100% 04/05/2021 DD 04/05/11	1,500,000	1,698,855	1,695,600
IMPERIAL TOBACCO FINANCE 144A	2.050% 02/11/2018 DD 02/11/13	1,500,000	1,498,479	1,491,600
INTESA SANPAOLO SPA	2.375% 01/13/2017 DD 01/14/14	700,000	708,680	706,125

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2014

JP MORGAN CHASE COMME LDPX A1A	5.439% 01/15/2049 DD 03/01/07	408,582	451,228	436,697
JP MORGAN CHASE COMMER LDPX A3	5.420% 01/15/2049 DD 03/01/07	1,129,900	1,240,418	1,206,259
JPMBB COMMERCIAL MORTG C17 ASB	3.705% 01/15/2047 DD 12/01/13	600,000	628,056	636,162
JPMBB COMMERCIAL MORTG C21 ASB	3.428% 08/15/2047 DD 07/01/14	1,200,000	1,235,996	1,250,208
JPMBB COMMERCIAL MORTG C24 ASB	3.368% 11/15/2047 DD 10/01/14	1,000,000	1,029,996	1,037,410
JPMORGAN CHASE & CO	4.400% 07/22/2020 DD 07/22/10	2,000,000	2,186,700	2,167,960
JPMORGAN CHASE & CO	4.250% 10/15/2020 DD 10/21/10	750,000	813,480	806,325
KINDER MORGAN ENERGY PARTNERS	3.500% 03/01/2021 DD 02/24/14	3,000,000	3,025,257	2,951,490
KOREA DEVELOPMENT BANK/THE	3.500% 08/22/2017	1,250,000	1,324,875	1,301,237
KOREA HYDRO & NUCLEAR POW 144A	2.875% 10/02/2018	1,000,000	1,019,470	1,018,500
LACLEDE GROUP INC	VAR RT 08/15/2017 DD 08/19/14	1,000,000	1,000,000	999,450
LEHMAN BRTH HLD (RICI) ESCROW	0.000% 12/28/2017 DD 12/21/07	2,000,000	1,998,520	—
MANUF & TRADERS TRUST CO	2.250% 07/25/2019 DD 07/25/14	1,600,000	1,595,264	1,596,128
METROPOLITAN LIFE GLOBAL 144A	2.300% 04/10/2019 DD 04/10/14	1,350,000	1,348,232	1,355,103
MICHIGAN ST	7.625% 09/15/2027 DD 06/25/09	750,000	900,922	892,380
MONDELEZ INTERNATIONAL INC	5.375% 02/10/2020 DD 02/08/10	1,500,000	1,716,090	1,699,200
MORGAN STANLEY	5.750% 01/25/2021 DD 01/25/11	2,000,000	2,298,480	2,295,900
MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	900,000	991,911	1,067,535
MORGAN STANLEY BANK OF C13 ASB	3.557% 11/15/2046 DD 12/01/13	500,000	519,475	523,145
MURRAY STREET INVESTMENT TRUST	STEP 03/09/2017 DD 12/01/2011	500,000	520,398	527,700
MYLAN INC/PA	4.200% 11/29/2023 DD 11/29/13	1,500,000	1,542,585	1,554,645
NEW YORK LIFE GLOBAL FUND 144A	2.150% 06/18/2019 DD 06/18/14	1,200,000	1,198,644	1,197,660
NISSAN MOTOR ACCEPTANCE C 144A	2.650% 09/26/2018 DD 09/26/13	1,800,000	1,830,780	1,832,904
ORACLE CORP	2.800% 07/08/2021 DD 07/08/14	1,300,000	1,298,115	1,316,172
OVERSEAS PRIVATE INVT CORP	3.790% 06/15/2034 DD 03/17/14	1,200,000	1,200,562	1,282,824
PETROBRAS GLOBAL FINANCE BV	6.250% 03/17/2024 DD 03/17/14	200,000	200,980	190,308
PIONEER NATURAL RESOURCES CO	7.500% 01/15/2020 DD 11/13/09	850,000	1,041,904	996,676
PORT OF SEATTLE WA REVENUE	7.000% 05/01/2036 DD 07/16/09	750,000	876,195	878,197
PORTIGON AG/NEW YORK	4.796% 07/15/2015 DD 07/12/05	1,799,000	1,695,371	1,833,667
QVC INC	4.850% 04/01/2024 DD 03/18/14	1,500,000	1,536,930	1,527,420
REILLY MTG ASSOC 91ST FHA PROJ	VAR RT 02/01/2023 DD 11/04/99	13,263	13,596	13,029
RELIANCE STANDARD LIFE GL 144A	2.500% 04/24/2019 DD 04/24/14	1,000,000	997,670	1,004,610
REYNOLDS AMERICAN INC	7.750% 06/01/2018 DD 12/01/06	1,800,000	1,965,388	2,102,040
SABMILLER HOLDINGS INC 144A	2.200% 08/01/2018 DD 08/13/13	500,000	500,170	501,345
SBA TOWER TRUST 144A	2.898% 10/15/2044 DD 10/15/14	900,000	900,000	902,358
SLM STUDENT LOAN TR 12 A5 144A	VAR RT 09/15/2022 DD 11/25/03	2,096,391	2,094,753	2,095,846
SLM STUDENT LOAN TRUST 20 2 A4	VAR RT 10/25/2022 DD 02/23/06	576,483	576,303	576,206
SLM STUDENT LOAN TRUST 20 9 A5	VAR RT 01/27/2020 DD 09/23/04	1,138,840	1,135,326	1,138,738
SLM STUDENT LOAN TRUST 200 9 A	VAR RT 04/25/2023 DD 08/28/08	2,621,609	2,610,972	2,692,549
SOUTHWEST AIRLINES CO	2.750% 11/06/2019 DD 11/06/14	500,000	498,980	502,300
TELEFONICA EMISIONES SAU	5.462% 02/16/2021 DD 02/16/11	1,500,000	1,667,715	1,672,485
THOMSON REUTERS CORP	3.950% 09/30/2021 DD 10/05/11	1,000,000	1,052,280	1,053,820
TIAA ASSET MANAGEMENT FIN 144A	2.950% 11/01/2019 DD 10/30/14	800,000	798,560	801,544
TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	1,600,000	1,811,904	1,746,480
TRW AUTOMOTIVE INC 144A	7.250% 03/15/2017 DD 03/26/07	900,000	1,033,312	994,500

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX A - UNDERLYING ASSETS FOR PACIFIC LIFE G-27523.01-000
December 31, 2014

TYSON FOODS INC	2.650% 08/15/2019 DD 08/08/14	600,000	599,604	605,466
U S TREASURY NOTE	1.000% 09/15/2017 DD 09/15/14	18,000,000	18,032,413	18,009,900
UBS AG/STAMFORD CT	2.375% 08/14/2019 DD 08/14/14	1,600,000	1,597,376	1,599,904
UBS-BARCLAYS COMMERCIAL C5 AAB	2.687% 03/10/2046 DD 02/01/13	500,000	497,580	500,035
UNIV OF CALIFORNIA CA REVENUES	VAR RT 07/01/2041 DD 04/14/14	1,000,000	1,000,000	1,000,020
US TREAS-CPI INFLAT	0.125% 01/15/2022 DD 01/15/12	7,868,400	8,095,880	7,653,278
US TREAS-CPI INFLAT	0.125% 04/15/2018 DD 04/15/13	15,408,300	15,813,823	15,350,519
VERIZON COMMUNICATIONS INC	4.500% 09/15/2020 DD 09/18/13	1,000,000	1,089,980	1,085,760
VERIZON COMMUNICATIONS INC	5.150% 09/15/2023 DD 09/18/13	2,600,000	2,900,560	2,870,998
VERIZON COMMUNICATIONS INC	3.000% 11/01/2021 DD 10/29/14	150,000	149,383	147,934
WELLS FARGO & CO	2.125% 04/22/2019 DD 04/22/14	2,000,000	1,995,760	1,999,480
WILLIAMS PARTNERS LP	5.250% 03/15/2020 DD 02/09/10	1,250,000	1,409,500	1,356,913
ARGENT SECURITIES INC A W10 M1	VAR RT 10/25/2034 DD 09/09/04	495,439	367,244	460,144
BANC OF AMERICA MORTGAGE A 1A1	VAR RT 02/25/2034 DD 01/01/04	10,522	10,451	10,182
BEAR STEARNS ALT-A TRUS 11 2A2	VAR RT 11/25/2034 DD 09/01/04	173,960	173,417	153,847
FHLMC MULTICLASS MTG K006 AX1	VAR RT 01/25/2020 DD 04/01/10	2,402,246	162,246	103,104
FHLMC MULTICLASS MTG K007 X1	VAR RT 04/25/2020 DD 06/01/10	495,548	37,670	22,805
FHLMC MULTICLASS MTG K008 X1	VAR RT 06/25/2020 DD 09/01/10	558,753	57,992	37,850
FIRST BOSTON MORTGAGE SE A I-O	9.488% 05/15/2018 DD 03/01/87	145	968	9
FIRST BOSTON MORTGAGE SE A P-O	0.000% 05/15/2018 DD 03/01/87	144	119	137
JP MORGAN MORTGAGE TRUS A2 4A1	VAR RT 05/25/2034 DD 04/01/04	112,900	111,683	111,320
MASTR ADJUSTABLE RATE M 15 1A1	VAR RT 12/25/2034 DD 11/01/04	22,847	22,704	22,138
MERRILL LYNCH MORTGAGE A1 2A1	VAR RT 02/25/2034 DD 02/01/04	267,271	238,372	268,399
NCUA GUARANTEED NOTES TR C1 A2	2.900% 10/29/2020 DD 11/10/10	20,000	20,329	20,536
NORTHSTAR EDU FIN INC DE	VAR RT 01/29/2046 DD 03/13/07	300,000	246,000	280,179
SOUNDVIEW HOME LOAN TRUST 3 M2	VAR RT 06/25/2035 DD 07/14/05	67,524	63,557	67,108
THORNBURG MORTGAGE SECUR 4 2A1	VAR RT 09/25/2037 DD 08/01/07	175,874	175,242	173,916
FHLMC POOL #84-6183	VAR RT 01/01/2024 DD 10/01/95	(363)	363	363
FHLMC POOL #1G-1744	VAR RT 08/01/2035 DD 09/01/05	(1,768)	1,768	1,768
FHLMC MULTICLASS MTG 6 C	9.050% 06/15/2019 DD 05/15/88	(172)	172	172
FHLMC POOL #78-0605	VAR RT 06/01/2033 DD 06/01/03	(2,276)	2,276	2,276
U S TREASURY NOTE	1.000% 09/15/2017 DD 09/15/14	(10,000,000)	10,031,673	10,031,673
US TREAS BD FUTURE (CBT)	EXP MAR 15	(37)	(144,329)	(144,329)
INTEREST BEARING CASH	TEMPORARY INVESTMENTS		19,189,234	19,189,234
TOTAL UNDERLYING ASSETS			238,247,566	235,252,014
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(6,524,608)
CONTRACT VALUE				228,727,406

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX B - UNDERLYING ASSETS FOR VOYA #60090
December 31, 2014

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	AMERIQUEST MORTGAGE SEC AR2 M1	VAR RT 05/25/2033 DD 05/14/03	7,174	7,174	6,527
	ASSET BACKED SECURITIES HE3 M1	VAR RT 06/15/2033 DD 06/03/03	14,018	14,004	13,357
	ASSET BACKED SECURITIES HE4 M2	VAR RT 08/15/2033 DD 08/06/03	7,618	7,618	6,993
	CDC MORTGAGE CAPITAL TR HE1 M1	VAR RT 08/25/2033 DD 03/28/03	8,192	8,141	7,766
	CDC MORTGAGE CAPITAL TR HE2 M1	VAR RT 10/25/2033 DD 05/29/03	8,856	8,860	8,320
	CDC MORTGAGE CAPITAL TR HE3 M1	VAR RT 03/25/2033 DD 11/27/02	5,753	5,762	5,448
	CHL MORTGAGE PASS-THROU 25 2A1	5.500% 11/27/2017 DD 10/01/02	1,349	1,373	1,382
	COUNTRYWIDE ASSET-BACKED 5 MV1	VAR RT 03/25/2033 DD 12/30/02	2,372	2,402	2,326
	FEDERAL HOME LN MTG CORP	1.000% 03/08/2017 DD 01/30/12	1,000,000	997,496	1,002,900
	FEDERAL NATL MTG ASSN	0.500% 03/30/2016 DD 02/15/13	1,000,000	1,001,522	1,005,910
	FNMA POOL #0025394	6.000% 09/01/2016 DD 08/01/01	2,681	2,783	2,760
	FNMA POOL #0545616	6.500% 04/01/2017 DD 04/01/02	1,945	2,044	2,024
	FNMA POOL #0555419	6.500% 11/01/2017 DD 04/01/03	10,072	10,632	10,441
	FNMA POOL #0604967	6.000% 12/01/2016 DD 11/01/01	3,850	4,015	3,961
	FNMA POOL #0609540	6.000% 10/01/2016 DD 10/01/01	19	20	20
	FNMA POOL #0621074	6.000% 01/01/2017 DD 12/01/01	3,707	3,848	3,826
	FNMA POOL #0630950	6.500% 02/01/2017 DD 02/01/02	913	962	945
	FNMA POOL #0631043	6.500% 02/01/2017 DD 02/01/02	438	463	442
	FNMA POOL #0644768	6.500% 05/01/2017 DD 05/01/02	1,883	1,983	1,960
	FNMA POOL #0663198	5.500% 10/01/2017 DD 09/01/02	4,128	4,271	4,360
	FNMA POOL #0671380	6.000% 11/01/2017 DD 10/01/02	6,422	6,667	6,701
	GSAMP TRUST 2002-HE HE M1	VAR RT 11/20/2032 DD 11/27/02	7,767	7,899	7,439
	HOME EQUITY ASSET TRUST 2 4 M1	VAR RT 10/25/2033 DD 06/27/03	20,220	20,220	19,307
	HOME EQUITY ASSET TRUST 5 M1	VAR RT 12/25/2033 DD 08/28/03	12,309	12,309	11,682
	HOME EQUITY ASSET TRUST 5 M2	VAR RT 12/25/2033 DD 08/28/03	1,622	1,622	1,467
	LONG BEACH MORTGAGE LOAN 3 M1	VAR RT 07/25/2033 DD 06/05/03	60,089	60,089	56,060
	MORGAN STANLEY ABS CAPI HE1 M1	VAR RT 05/25/2033 DD 06/27/03	24,072	24,072	22,569
	MORGAN STANLEY ABS CAPI NC6 M1	VAR RT 06/25/2033 DD 06/26/03	16,861	16,860	16,427
	MORGAN STANLEY ABS CAPI NC7 M1	VAR RT 06/25/2033 DD 07/30/03	8,889	8,889	8,366
	MORGAN STANLEY ABS CAPI NC7 M2	VAR RT 06/25/2033 DD 07/30/03	745	745	730
	MORGAN STANLEY DEAN WIT NC5 M3	VAR RT 10/25/2032 DD 10/29/02	843	844	594
	RAMP SERIES 2003-RZ2 TR RZ2 A1	VAR RT 04/25/2033 DD 03/01/03	4,575	4,569	4,440
	SALOMON BROTHERS MORTGAG HE1 A	VAR RT 04/25/2033 DD 04/25/03	587	587	558
	INTEREST BEARING CASH	TEMPORARY INVESTMENTS		29,300	29,300
	TOTAL UNDERLYING ASSETS			2,280,045	2,277,308
	ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(47,847)
	CONTRACT VALUE				2,229,461

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2014

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	ALTRIA GROUP INC	4.125% 09/11/2015 DD 06/11/10	405,000	444,087	414,206
	AMERICAN HONDA FINANCE CORP	2.250% 08/15/2019 DD 09/09/14	1,050,000	1,048,057	1,053,381
	APPLE INC	1.000% 05/03/2018 DD 05/03/13	1,175,000	1,170,664	1,157,563
	BANK OF AMERICA CORP	2.000% 01/11/2018 DD 01/11/13	525,000	524,207	524,601
	BANK OF NEW YORK MELLON CORP/T	2.950% 06/18/2015 DD 06/18/10	1,200,000	1,250,448	1,213,476
	BARCLAYS BANK PLC	5.000% 09/22/2016 DD 09/22/09	1,200,000	1,296,348	1,278,720
	BAXTER INTERNATIONAL INC	0.950% 06/01/2016 DD 06/11/13	510,000	509,510	509,796
	BAYER US FINANCE LLC 144A	1.500% 10/06/2017 DD 10/08/14	965,000	966,366	965,618
	BB&T CORP	2.150% 03/22/2017 DD 03/22/12	1,100,000	1,097,613	1,115,873
	BEAR STEARNS COMMERCIA PW10 A4	VAR RT 12/11/2040 DD 12/01/05	734,552	807,864	754,047
	BEAR STEARNS COS LLC/THE	5.550% 01/22/2017 DD 11/22/06	1,200,000	1,317,360	1,293,540
	BERKSHIRE HATHAWAY FINANCE COR	0.950% 08/15/2016 DD 08/15/13	385,000	384,268	386,267
	BHP BILLITON FINANCE USA LTD	5.250% 12/15/2015 DD 12/12/05	1,100,000	1,256,024	1,148,235
	BP CAPITAL MARKETS PLC	3.200% 03/11/2016 DD 03/11/11	505,000	531,447	518,615
	CAPITAL ONE FINANCIAL CORP	3.150% 07/15/2016 DD 07/19/11	600,000	627,864	617,070
	CFCRE COMMERCIAL MO C1 A2 144A	3.759% 04/15/2044 DD 04/01/11	380,370	390,712	389,662
	CHASE ISSUANCE TRUST A8 A8	1.010% 10/15/2018 DD 10/31/13	1,270,000	1,273,721	1,269,975
	CHEVRON CORP	4.950% 03/03/2019 DD 03/03/09	580,000	657,355	648,521
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	1,069,000	1,183,137	1,070,518
	COCA-COLA CO/THE	0.750% 03/13/2015 DD 03/14/12	950,000	948,936	950,959
	COLGATE-PALMOLIVE CO	1.750% 03/15/2019 DD 03/03/14	975,000	973,830	968,302
	CONOCOPHILLIPS CO	1.050% 12/15/2017 DD 12/07/12	590,000	588,649	582,454
	CONSUMERS ENERGY CO	6.125% 03/15/2019 DD 09/12/08	900,000	1,067,463	1,044,837
	COSTCO WHOLESALE CORP	0.650% 12/07/2015 DD 12/07/12	1,225,000	1,223,542	1,227,046
	COUNTRYWIDE FINANCIAL CORP	6.250% 05/15/2016 DD 05/16/06	695,000	698,971	737,631
	DAIMLER FINANCE NORTH AME 144A	2.400% 04/10/2017 DD 04/10/12	1,000,000	1,030,820	1,020,850
	DIAGEO FINANCE BV	5.300% 10/28/2015 DD 10/28/05	1,100,000	1,251,932	1,140,337
	ELI LILLY & CO	1.950% 03/15/2019 DD 02/25/14	1,125,000	1,123,054	1,131,041
	ENLINK MIDSTREAM PARTNERS LP	2.700% 04/01/2019 DD 03/19/14	170,000	172,540	167,406
	FEDERAL NATL MTG ASSN	2.250% 03/15/2016 DD 01/18/11	1,130,000	1,188,297	1,153,685
	FHLMC POOL #C9-1385	4.000% 08/01/2031 DD 08/01/11	817,017	868,464	879,952
	FHLMC POOL #J1-1829	4.000% 03/01/2025 DD 03/01/10	323,149	347,991	346,031
	FHLMC POOL #J1-2388	4.000% 07/01/2025 DD 06/01/10	366,134	392,907	390,375
	FHLMC POOL #J1-3242	3.500% 10/01/2025 DD 10/01/10	117,599	124,067	124,719
	FHLMC POOL #J1-3503	3.500% 11/01/2025 DD 11/01/10	131,277	138,498	139,262
	FHLMC POOL #J1-3504	3.500% 11/01/2025 DD 11/01/10	82,610	87,154	87,524
	FIFTH THIRD BANCORP	3.625% 01/25/2016 DD 01/25/11	750,000	785,542	768,495

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2014

FNMA POOL #0888416	5.000% 09/01/2035 DD 05/01/07	108,793	117,551	120,541
FNMA POOL #0AC1878	4.500% 09/01/2039 DD 08/01/09	530,452	577,199	584,012
GENERAL ELECTRIC CAPITAL CORP	5.400% 02/15/2017 DD 02/13/07	1,200,000	1,330,224	1,302,744
GOLDMAN SACHS GROUP INC/THE	3.625% 02/07/2016 DD 02/07/11	1,300,000	1,318,239	1,333,878
HARLEY-DAVIDSON MOTORCYCL 1 A3	1.100% 09/15/2019 DD 04/16/14	1,200,000	1,202,953	1,197,720
HSBC BANK PLC 144A	1.500% 05/15/2018 DD 05/15/13	1,100,000	1,099,737	1,088,010
HUTCHISON WHAMPOA INTERNA 144A	4.625% 09/11/2015 DD 09/11/09	1,200,000	1,283,904	1,230,216
HYATT HOTELS CORP	3.875% 08/15/2016 DD 08/09/11	1,050,000	1,045,496	1,089,322
INTERNATIONAL BUSINESS MACHINE	1.950% 07/22/2016 DD 07/22/11	250,000	256,198	254,705
JEFFERIES GROUP LLC	5.500% 03/15/2016 DD 03/08/04	500,000	544,325	516,780
JOHN DEERE CAPITAL CORP	2.800% 09/18/2017 DD 09/16/10	825,000	892,988	857,307
JOHN DEERE CAPITAL CORP	1.050% 10/11/2016 DD 10/11/13	550,000	549,301	550,775
KELLOGG CO	1.125% 05/15/2015 DD 05/17/12	375,000	374,561	376,005
LB-UBS COMMERCIAL MORTG C6 AAB	5.341% 09/15/2039 DD 09/11/06	145,389	154,907	145,357
LB-UBS COMMERCIAL MORTGA C1 A4	4.568% 01/15/2031 DD 01/11/04	111,132	117,426	112,705
LLOYDS BANK PLC	2.300% 11/27/2018 DD 11/27/13	780,000	778,752	787,371
MEDTRONIC INC	1.375% 04/01/2018 DD 03/26/13	1,105,000	1,104,076	1,093,508
MERCK SHARP & DOHME CORP	4.750% 03/01/2015 DD 02/17/05	1,200,000	1,341,852	1,208,064
MERRILL LYNCH MORTGAGE CKI1 A6	VAR RT 11/12/2037 DD 12/01/05	714,804	785,503	728,371
METLIFE INC	6.750% 06/01/2016 DD 05/29/09	1,100,000	1,295,008	1,185,910
MORGAN STANLEY	6.000% 04/28/2015 DD 04/28/08	1,200,000	1,315,920	1,219,416
MORGAN STANLEY CAPI C2 A2 144A	3.476% 06/15/2044 DD 06/01/11	900,000	911,531	927,207
MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	934,744	1,009,524	936,987
ORACLE CORP	5.250% 01/15/2016 DD 01/13/06	1,100,000	1,255,551	1,152,701
PHILLIPS 66	2.950% 05/01/2017 DD 11/01/12	350,000	349,937	361,473
PRIVATE EXPORT FUNDING CORP	1.375% 02/15/2017 DD 01/19/12	1,240,000	1,266,387	1,251,495
PRIVATE EXPORT FUNDING CORP	1.875% 07/15/2018 DD 07/16/13	825,000	823,705	833,860
ROCHE HOLDINGS INC 144A	2.250% 09/30/2019 DD 09/29/14	920,000	918,657	925,833
SABMILLER HOLDINGS INC 144A	1.850% 01/15/2015 DD 01/17/12	715,000	714,957	715,279
SENIOR HOUSING PROPERTIES TRUS	4.300% 01/15/2016 DD 01/13/11	650,000	661,044	663,565
SYSCO CORP	2.350% 10/02/2019 DD 10/02/14	500,000	499,320	502,720
TOTAL CAPITAL SA	3.000% 06/24/2015 DD 06/24/10	725,000	762,149	733,468
U S TREASURY NOTE	1.500% 01/31/2019 DD 01/31/14	3,720,000	3,717,408	3,721,451
U S TREASURY NOTE	1.625% 04/30/2019 DD 04/30/14	5,670,000	5,696,082	5,689,505
U S TREASURY NOTE	0.875% 11/30/2016 DD 11/30/11	4,245,000	4,259,670	4,263,593
U S TREASURY NOTE	1.000% 03/31/2017 DD 03/31/12	2,280,000	2,318,920	2,289,622
U S TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12	6,885,000	6,846,091	6,806,993
U S TREASURY NOTE	0.875% 07/31/2019 DD 07/31/12	4,225,000	4,080,056	4,093,940
U S TREASURY NOTE	0.750% 10/31/2017 DD 10/31/12	2,185,000	2,175,611	2,167,586
U S TREASURY NOTE	1.000% 11/30/2019 DD 11/30/12	1,365,000	1,323,090	1,323,941
U S TREASURY NOTE	0.750% 03/31/2018 DD 03/31/13	6,690,000	6,659,828	6,587,041
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13	5,145,000	5,094,287	5,095,145

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX C - UNDERLYING ASSETS FOR NEW YORK LIFE GA-29007
December 31, 2014

U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13	2,100,000	2,089,514	2,101,638
U S TREASURY NOTE	1.375% 06/30/2018 DD 06/30/13	2,100,000	2,092,125	2,104,095
UNITEDHEALTH GROUP INC	0.850% 10/15/2015 DD 10/22/12	655,000	654,849	656,893
VERIZON COMMUNICATIONS INC	0.700% 11/02/2015 DD 11/07/12	1,025,000	1,025,341	1,024,539
WALGREENS BOOTS ALLIANCE INC	2.700% 11/18/2019 DD 11/18/14	200,000	199,758	201,018
WELLS FARGO & CO	2.125% 04/22/2019 DD 04/22/14	1,050,000	1,041,894	1,049,727
INTEREST BEARING CASH	TEMPORARY INVESTMENTS		933,018	933,018
TOTAL UNDERLYING ASSETS			106,616,133	105,287,640
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(1,594,587)
CONTRACT VALUE				103,693,053

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR TRANSAMERICA LIFE MDA01078TR
December 31, 2014

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	ABBVIE INC	1.200% 11/06/2015 DD 05/06/13	1,335,000	1,334,106	1,338,925
	ACE INA HOLDINGS INC	5.700% 02/15/2017 DD 02/08/07	770,000	872,587	840,039
	AMAZON.COM INC	1.200% 11/29/2017 DD 11/29/12	400,000	398,052	395,756
	AMAZON.COM INC	0.650% 11/27/2015 DD 11/29/12	725,000	723,028	724,493
	AMAZON.COM INC	2.600% 12/05/2019 DD 12/05/14	470,000	469,060	474,775
	AMERICAN EXPRESS CREDIT CORP	1.125% 06/05/2017 DD 06/05/14	1,430,000	1,425,937	1,425,495
	AMERICAN HONDA FINANCE CO 144A	1.600% 02/16/2018 DD 02/19/13	125,000	124,402	124,391
	AMERICAN HONDA FINANCE CORP	1.550% 12/11/2017 DD 12/11/14	225,000	224,791	225,959
	AMGEN INC	1.250% 05/22/2017 DD 05/22/14	630,000	629,313	625,029
	AT&T INC	2.500% 08/15/2015 DD 07/30/10	611,000	635,299	617,599
	BAE SYSTEMS PLC 144A	3.500% 10/11/2016 DD 10/11/11	305,000	322,132	316,819
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	2,760,000	3,128,343	3,066,277
	BARCLAYS PLC	2.750% 11/08/2019 DD 11/10/14	200,000	199,296	198,778
	BAXTER INTERNATIONAL INC	0.950% 06/01/2016 DD 06/11/13	500,000	499,520	499,800
	BAYER US FINANCE LLC 144A	1.500% 10/06/2017 DD 10/08/14	400,000	399,732	400,256
	BAYER US FINANCE LLC 144A	2.375% 10/08/2019 DD 10/08/14	290,000	288,672	291,151
	BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	205,000	234,061	229,582
	BEAR STEARNS COS LLC/THE	7.250% 02/01/2018 DD 02/01/08	360,000	418,541	414,918
	BECTON DICKINSON AND CO	2.675% 12/15/2019 DD 12/15/14	295,000	295,000	298,879
	BERKSHIRE HATHAWAY ENERG 144A	2.400% 02/01/2020 DD 12/04/14	940,000	939,793	935,911
	BERKSHIRE HATHAWAY FINANCE COR	5.400% 05/15/2018 DD 11/15/08	250,000	281,707	279,730
	BHP BILLITON FINANCE USA LTD	1.875% 11/21/2016 DD 11/21/11	350,000	348,141	355,527
	BK TOKYO-MITSUBISHI UFJ 144A	2.350% 09/08/2019 DD 09/08/14	620,000	619,795	615,877
	BOARDWALK PIPELINES LP	5.875% 11/15/2016 DD 11/21/06	580,000	637,803	615,809
	CAPITAL ONE BANK USA NA	2.250% 02/13/2019 DD 02/13/14	385,000	384,965	382,213
	CAPITAL ONE FINANCIAL CORP	2.450% 04/24/2019 DD 04/24/14	310,000	309,767	309,290
	CAPITAL ONE NA/MCLEAN VA	2.400% 09/05/2019 DD 09/05/14	725,000	722,325	721,462
	CATHOLIC HEALTH INITIATIVES	1.600% 11/01/2017 DD 10/31/12	1,145,000	1,138,587	1,140,328
	CHEVRON CORP	2.193% 11/15/2019 DD 11/18/14	800,000	800,000	802,960
	CITIGROUP INC	6.010% 01/15/2015 DD 12/15/09	91,000	97,857	91,129
	CITIGROUP INC	4.750% 05/19/2015 DD 05/19/10	166,000	174,778	168,447
	CITIGROUP INC	1.550% 08/14/2017 DD 08/14/14	870,000	868,782	867,547
	CITIGROUP INC	1.850% 11/24/2017 DD 11/25/14	645,000	644,871	644,258
	COMPASS BANK	2.750% 09/29/2019 DD 09/29/14	370,000	369,142	370,377
	COVIDIEN INTERNATIONAL FINANCE	1.350% 05/29/2015 DD 05/30/12	635,000	634,797	636,905
	CREDIT SUISSE NEW YORK	2.300% 05/28/2019 DD 05/28/14	625,000	622,212	623,925
	CVS CAREMARK CORP	1.200% 12/05/2016 DD 12/05/13	350,000	349,867	350,966

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR TRANSAMERICA LIFE MDA01078TR
December 31, 2014

DAIMLER FINANCE NORTH AME 144A	1.250% 01/11/2016 DD 01/11/13	815,000	813,998	817,217
DAIMLER FINANCE NORTH AME 144A	1.125% 03/10/2017 DD 03/10/14	395,000	394,779	392,701
DAYTON POWER & LIGHT CO/THE	1.875% 09/15/2016 DD 03/15/14	445,000	444,243	449,917
DIGNITY HEALTH	2.637% 11/01/2019 DD 10/15/14	235,000	235,000	236,810
DISCOVER BANK/GREENWOOD DE	2.000% 02/21/2018 DD 02/21/13	695,000	694,771	693,186
DOMINION GAS HOLDINGS LLC	1.050% 11/01/2016 DD 05/01/14	625,000	624,775	623,831
DOMINION GAS HOLDINGS LLC	2.500% 12/15/2019 DD 12/08/14	515,000	514,804	516,277
DOMINION RESOURCES INC/VA	1.250% 03/15/2017 DD 03/24/14	450,000	449,541	448,299
DR PEPPER SNAPPLE GROUP INC	2.900% 01/15/2016 DD 01/11/11	495,000	497,103	504,974
EATON CORP	0.950% 11/02/2015 DD 11/02/13	400,000	399,652	400,356
ENABLE MIDSTREAM PARTNERS 144A	2.400% 05/15/2019 DD 05/27/14	795,000	794,412	773,217
ENTERPRISE PRODUCTS OPERATING	2.550% 10/15/2019 DD 10/14/14	505,000	504,904	499,915
FEDERAL NATL MTG ASSN	1.875% 02/19/2019 DD 01/13/14	765,000	761,313	776,605
FISCAL YEAR 2005 SECURITIZATIO	4.930% 04/01/2020 DD 12/02/04	230,000	247,160	250,058
FORD MOTOR CREDIT CO LLC	1.500% 01/17/2017 DD 11/12/13	1,795,000	1,793,193	1,785,343
FORD MOTOR CREDIT CO LLC	2.597% 11/04/2019 DD 11/04/14	415,000	415,000	412,767
FREEPORT-MCMORAN INC	2.375% 03/15/2018 DD 09/15/13	160,000	158,179	158,240
GENERAL ELECTRIC CAPITAL CORP	1.625% 07/02/2015 DD 07/02/12	1,535,000	1,557,043	1,544,640
GENERAL ELECTRIC CO	0.850% 10/09/2015 DD 10/09/12	1,170,000	1,169,684	1,172,995
GENZYME CORP	3.625% 06/15/2015 DD 06/17/10	555,000	588,267	562,665
GNMA GTD REMIC P/T 11-121 FA	VAR RT 03/16/2043 DD 09/16/11	697,658	699,674	691,525
GOLDMAN SACHS GROUP INC	2.550% 10/23/2019 DD 10/23/14	540,000	538,893	538,029
GOLDMAN SACHS GROUP INC/THE	5.950% 01/18/2018 DD 01/18/08	280,000	316,629	311,072
GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	795,000	913,050	892,324
HALLIBURTON CO	1.000% 08/01/2016 DD 08/05/13	470,000	469,643	469,530
HEINEKEN NV 144A	0.800% 10/01/2015 DD 10/10/12	325,000	324,438	325,361
HSBC USA INC	2.375% 02/13/2015 DD 02/13/12	325,000	324,308	325,653
HSBC USA INC	2.375% 11/13/2019 DD 11/13/14	155,000	154,905	154,955
JPMORGAN CHASE & CO	2.200% 10/22/2019 DD 10/22/14	1,335,000	1,331,410	1,323,492
KEYCORP	2.300% 12/13/2018 DD 11/13/13	585,000	584,631	587,018
KINROSS GOLD CORP	3.625% 09/01/2016 DD 03/01/12	315,000	313,724	316,959
KRAFT FOODS GROUP INC	6.125% 08/23/2018 DD 08/23/12	275,000	335,923	314,441
LYONDELLBASELL INDUSTRIES NV	5.000% 04/15/2019 DD 04/09/12	545,000	600,803	594,464
MANUFACTURERS & TRADERS TRUST	2.250% 07/25/2019 DD 07/25/14	110,000	109,674	109,734
MARSH & MCLENNAN COS INC	2.550% 10/15/2018 DD 09/27/13	1,025,000	1,024,457	1,042,333
MASTERCARD INC	2.000% 04/01/2019 DD 03/31/14	710,000	707,281	706,095
MATTEL INC	2.350% 05/06/2019 DD 05/06/14	465,000	464,651	463,354
MCKESSON CORP	1.292% 03/10/2017 DD 03/10/14	340,000	340,000	338,263
MEDTRONIC INC 144A	2.500% 03/15/2020 DD 12/10/14	685,000	684,308	686,795
METLIFE INC	VAR RT 12/15/2017 DD 09/15/14	1,065,000	1,071,476	1,067,428
MONSANTO CO	1.150% 06/30/2017 DD 07/01/14	660,000	659,360	654,931
MORGAN STANLEY	6.000% 04/28/2015 DD 04/28/08	830,000	885,444	843,429

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR TRANSAMERICA LIFE MDA01078TR
December 31, 2014

MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	210,000	255,362	249,092
MORGAN STANLEY	5.625% 09/23/2019 DD 09/23/09	370,000	423,132	417,652
MORGAN STANLEY	1.875% 01/05/2018 DD 12/05/14	820,000	819,114	816,999
MOTIVA ENTERPRISES LLC 144A	5.750% 01/15/2020 DD 01/11/10	1,095,000	1,238,883	1,221,790
MUFG UNION BANK NA	2.625% 09/26/2018 DD 09/26/13	570,000	580,334	578,408
MYLAN INC/PA 144A	7.875% 07/15/2020 DD 05/19/10	1,370,000	1,581,442	1,459,324
NCUA GUARANTEED NOTES	1.400% 06/12/2015 DD 06/16/11	600,000	599,166	603,078
NCUA GUARANTEED NOTES	3.450% 06/12/2021 DD 06/16/11	885,000	947,879	959,260
NETAPP INC	2.000% 12/15/2017 DD 12/12/12	300,000	298,482	301,680
NEXTERA ENERGY CAPITAL HOLDING	1.339% 09/01/2015 DD 08/09/13	500,000	501,825	501,505
ORANGE SA	2.125% 09/16/2015 DD 09/16/10	295,000	293,431	297,460
PLAINS ALL AMERICAN PIPELINE L	2.600% 12/15/2019 DD 12/09/14	510,000	509,046	506,456
PNC BANK NA	2.400% 10/18/2019 DD 09/18/14	380,000	382,934	381,596
PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	300,000	321,956	310,920
PNC FUNDING CORP	5.625% 02/01/2017 DD 02/08/07	200,000	229,270	215,848
PRECISION CASTPARTS CORP	0.700% 12/20/2015 DD 12/20/12	510,000	509,847	508,123
PRINCIPAL FINANCIAL GROUP INC	1.850% 11/15/2017 DD 11/16/12	130,000	129,865	130,104
PROCTER & GAMBLE - ESOP	9.360% 01/01/2021 DD 12/04/90	182,088	232,162	224,806
PRUDENTIAL FINANCIAL INC	7.375% 06/15/2019 DD 06/08/09	345,000	417,208	414,742
REYNOLDS AMERICAN INC	1.050% 10/30/2015 DD 10/31/12	240,000	239,662	240,262
SOUTHWESTERN BELL TELEPHONE LP	7.000% 07/01/2015 DD 07/01/93	450,000	531,733	461,997
STHRN CALIFORNIA ST PUBLIC PWR	6.930% 05/15/2017 DD 09/15/97	1,285,000	1,574,047	1,455,288
SUMITOMO MITSUI BANKING CORP	1.300% 01/10/2017 DD 01/10/14	1,460,000	1,459,825	1,457,241
SUNOCO INC	9.625% 04/15/2015 DD 03/31/09	450,000	461,920	460,242
SUNTORY HOLDINGS LTD 144A	2.550% 09/29/2019 DD 10/01/14	160,000	159,672	160,309
SUNTRUST BANKS INC	2.500% 05/01/2019 DD 05/01/14	90,000	89,920	90,591
SYSCO CORP	1.450% 10/02/2017 DD 10/02/14	510,000	509,806	509,439
THERMO FISHER SCIENTIFIC INC	1.300% 02/01/2017 DD 12/11/13	470,000	469,723	467,368
THOMSON REUTERS CORP	0.875% 05/23/2016 DD 05/23/13	385,000	383,968	383,006
TIAA ASSET MANAGEMENT FIN 144A	2.950% 11/01/2019 DD 10/30/14	760,000	758,632	761,467
TORONTO-DOMINION BANK/THE	2.625% 09/10/2018 DD 09/10/13	395,000	394,285	405,033
TRANSALTA CORP	1.900% 06/03/2017 DD 06/03/14	510,000	509,424	507,843
U S TREASURY NOTE	1.250% 11/30/2018 DD 11/30/13	2,215,000	2,189,518	2,199,429
U S TREASURY NOTE	1.500% 12/31/2018 DD 12/31/13	1,350,000	1,342,723	1,351,796
U S TREASURY NOTE	1.500% 01/31/2019 DD 01/31/14	2,030,000	2,016,868	2,030,792
U S TREASURY NOTE	0.375% 03/31/2016 DD 03/31/14	850,000	849,685	849,864
U S TREASURY NOTE	1.625% 03/31/2019 DD 03/31/14	5,345,000	5,322,219	5,368,785
U S TREASURY NOTE	0.875% 04/15/2017 DD 04/15/14	1,825,000	1,831,844	1,827,427
U S TREASURY NOTE	0.375% 04/30/2016 DD 04/30/14	285,000	285,045	284,954
U S TREASURY NOTE	1.625% 04/30/2019 DD 04/30/14	4,290,000	4,325,977	4,304,758
U S TREASURY NOTE	0.875% 08/15/2017 DD 08/15/14	7,805,000	7,799,643	7,786,112
U S TREASURY NOTE	2.125% 09/30/2021 DD 09/30/14	1,585,000	1,602,212	1,602,831

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR TRANSAMERICA LIFE MDA01078TR
December 31, 2014

U S TREASURY NOTE	1.750% 09/30/2019 DD 09/30/14	1,660,000	1,667,908	1,669,728
U S TREASURY NOTE	0.500% 09/30/2016 DD 09/30/14	1,215,000	1,218,539	1,213,578
U S TREASURY NOTE	0.875% 10/15/2017 DD 10/15/14	1,520,000	1,522,575	1,514,178
U S TREASURY NOTE	0.875% 11/15/2017 DD 11/15/14	2,045,000	2,040,585	2,035,245
U S TREASURY NOTE	0.500% 11/30/2016 DD 11/30/14	1,590,000	1,589,379	1,586,025
U S TREASURY NOTE	1.500% 11/30/2019 DD 11/30/14	935,000	930,394	929,081
U S TREASURY NOTE	1.000% 12/15/2017 DD 12/15/14	350,000	348,934	349,181
U S TREASURY NOTE	1.625% 12/31/2019 DD 12/31/14	985,000	983,269	983,542
U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09	1,200,000	1,284,750	1,279,224
U S TREASURY NOTE	2.000% 04/30/2016 DD 04/30/11	2,035,000	2,147,243	2,077,918
U S TREASURY NOTE	1.500% 06/30/2016 DD 06/30/11	10,550,000	10,866,955	10,709,094
U S TREASURY NOTE	1.500% 08/31/2018 DD 08/31/11	1,675,000	1,688,871	1,683,107
U S TREASURY NOTE	1.000% 10/31/2016 DD 10/31/11	3,215,000	3,248,285	3,238,116
U S TREASURY NOTE	0.875% 01/31/2017 DD 01/31/12	4,950,000	5,010,956	4,964,306
U S TREASURY NOTE	0.500% 07/31/2017 DD 07/31/12	5,880,000	5,821,353	5,813,380
U S TREASURY NOTE	0.750% 03/31/2018 DD 03/31/13	4,230,000	4,161,266	4,164,900
U S TREASURY NOTE	0.625% 04/30/2018 DD 04/30/13	7,575,000	7,391,351	7,421,152
U S TREASURY NOTE	1.000% 05/31/2018 DD 05/31/13	3,665,000	3,608,307	3,629,486
U S TREASURY NOTE	0.500% 06/15/2016 DD 06/15/13	3,895,000	3,886,936	3,898,038
U S TREASURY NOTE	1.875% 06/30/2020 DD 06/30/13	2,045,000	2,051,071	2,058,742
U S TREASURY NOTE	0.625% 07/15/2016 DD 07/15/13	2,350,000	2,343,365	2,354,583
U S TREASURY NOTE	0.625% 08/15/2016 DD 08/15/13	9,585,000	9,607,839	9,600,719
U S TREASURY NOTE	0.875% 09/15/2016 DD 09/15/13	9,335,000	9,387,853	9,383,822
U S TREASURY NOTE	0.625% 10/15/2016 DD 10/15/13	2,850,000	2,850,012	2,850,884
U S TREASURY NOTE	1.250% 10/31/2018 DD 10/31/13	1,900,000	1,875,285	1,887,688
U S TREASURY NOTE	0.875% 05/15/2017 DD 05/15/14	11,895,000	11,956,631	11,901,542
U S TREASURY NOTE	1.500% 05/31/2019 DD 05/31/14	2,700,000	2,701,688	2,693,250
U S TREASURY NOTE	0.375% 05/31/2016 DD 05/31/14	585,000	584,771	584,637
U S TREASURY NOTE	0.875% 06/15/2017 DD 06/15/14	9,950,000	9,953,576	9,944,528
U S TREASURY NOTE	0.500% 06/30/2016 DD 06/30/14	3,465,000	3,465,902	3,466,074
U S TREASURY NOTE	1.625% 06/30/2019 DD 06/30/14	1,320,000	1,323,352	1,323,300
U S TREASURY NOTE	0.875% 07/15/2017 DD 07/15/14	4,515,000	4,519,980	4,509,717
U S TREASURY NOTE	1.625% 07/31/2019 DD 07/31/14	6,645,000	6,643,198	6,655,366
U S TREASURY NOTE	0.500% 07/31/2016 DD 07/31/14	2,125,000	2,124,176	2,125,999
UBS AG/STAMFORD CT	2.375% 08/14/2019 DD 08/14/14	490,000	489,196	489,971
UNITEDHEALTH GROUP INC	0.850% 10/15/2015 DD 10/22/12	305,000	304,930	305,881
VERIZON COMMUNICATIONS IN 144A	2.625% 02/21/2020 DD 08/21/14	610,000	610,927	603,028
VERIZON COMMUNICATIONS INC	1.350% 06/09/2017 DD 06/11/14	725,000	724,638	721,643
VIACOM INC	2.500% 09/01/2018 DD 08/19/13	310,000	308,211	312,740
WALGREENS BOOTS ALLIANCE INC	2.700% 11/18/2019 DD 11/18/14	1,045,000	1,043,736	1,050,319
WASTE MANAGEMENT INC	6.375% 03/11/2015 DD 02/26/09	350,000	367,465	353,605
WELLS FARGO & CO	1.500% 07/01/2015 DD 06/27/12	1,230,000	1,227,589	1,236,605

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX D - UNDERLYING ASSETS FOR TRANSAMERICA LIFE MDA01078TR
December 31, 2014

WELLS FARGO & CO	1.250% 07/20/2016 DD 07/29/13	2,045,000	2,047,536	2,051,789
XYLEM INC/NY	3.550% 09/20/2016 DD 03/20/12	235,000	234,551	244,210
BLACKROCK INC	1.375% 06/01/2015 DD 05/25/12	(485,000)	487,524	487,524
TOYOTA MOTOR CREDIT CORP	3.200% 06/17/2015 DD 06/17/10	(260,000)	263,623	263,623
U S TREASURY BILL	0.000% 03/12/2015 DD 09/11/14	(1,160,000)	1,159,963	1,159,963
U S TREASURY NOTE	2.125% 09/30/2021 DD 09/30/14	1,585,000	(1,611,188)	(1,611,188)
U S TREASURY NOTE	1.625% 12/31/2019 DD 12/31/14	985,000	(983,490)	(983,490)
U S TREASURY NOTE	0.625% 10/15/2016 DD 10/15/13	1,950,000	(1,953,355)	(1,953,355)
U S TREASURY NOTE	1.375% 11/30/2015 DD 11/30/10	(830,000)	839,364	839,364
U S TREASURY NTS	0.375% 03/31/2016 DD 03/31/14	(1,000,000)	1,000,804	1,000,804
IGT Invesco Short Term Bond Fund		175,880,031	175,880,031	175,880,031
INTEREST BEARING CASH	TEMPORARY INVESTMENTS		2,560,933	2,560,933
TOTAL UNDERLYING ASSETS			409,668,796	408,778,587
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(11,073,178)
WRAPPER				299,306
CONTRACT VALUE				398,004,715

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2014

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	21ST CENTURY FOX AMERICA INC	6.200% 12/15/2034 DD 12/03/04	1,050,000	1,050,525	1,340,734
	ABB TREASURY CENTER USA I 144A	2.500% 06/15/2016 DD 06/17/11	830,000	824,754	846,475
	ABBVIE INC	2.900% 11/06/2022 DD 05/06/13	1,485,000	1,475,437	1,462,027
	ACTAVIS FUNDING SCS	2.450% 06/15/2019 DD 06/19/14	420,000	418,807	412,839
	AETNA INC	2.200% 03/15/2019 DD 03/07/14	485,000	484,515	481,794
	ALLY AUTO RECEIVABLES TRU 1 A2	0.480% 02/15/2017 DD 06/18/14	1,230,000	1,229,896	1,228,807
	ALLY AUTO RECEIVABLES TRU 1 A3	0.630% 05/15/2017 DD 04/10/13	894,787	895,626	894,957
	ALLY AUTO RECEIVABLES TRU 5 A4	1.750% 03/15/2016 DD 12/10/10	85,768	86,840	85,806
	ALLY MASTER OWNER TRUST 4 A2	1.430% 06/17/2019 DD 07/16/14	1,845,000	1,844,543	1,840,627
	ALLY MASTER OWNER TRUST 5 A	1.540% 09/15/2019 DD 10/11/12	1,380,000	1,379,606	1,369,567
	ALLY MASTER OWNER TRUST 5 A2	1.600% 10/15/2019 DD 11/12/14	860,000	859,984	857,678
	AMAZON.COM INC	3.300% 12/05/2021 DD 12/05/14	1,900,000	1,892,932	1,926,011
	AMERICAN EXPRESS CO	7.000% 03/19/2018 DD 03/19/08	425,000	533,622	491,704
	AMERICAN EXPRESS CREDIT AC 2 A	0.680% 03/15/2018 DD 08/21/12	600,000	601,969	600,462
	AMERICAN EXPRESS CREDIT CORP	2.250% 08/15/2019 DD 08/15/14	1,430,000	1,429,128	1,430,229
	AMGEN INC	5.650% 06/15/2042 DD 06/30/11	625,000	621,938	743,625
	AMGEN INC	5.150% 11/15/2041 DD 11/10/11	200,000	207,724	225,430
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	2,090,000	2,084,148	2,208,106
	ANHEUSER-BUSCH INBEV FINANCE I	2.625% 01/17/2023 DD 01/17/13	1,265,000	1,256,740	1,227,935
	APPLE INC	3.850% 05/04/2043 DD 05/03/13	840,000	798,555	840,605
	APPLE INC	2.850% 05/06/2021 DD 05/06/14	255,000	254,373	260,855
	BAE SYSTEMS PLC 144A	4.750% 10/11/2021 DD 10/11/11	2,140,000	2,137,817	2,335,275
	BANK OF AMERICA CORP	5.420% 03/15/2017 DD 03/15/07	1,300,000	1,295,986	1,393,795
	BANK OF AMERICA CORP	5.650% 05/01/2018 DD 05/02/08	370,000	353,113	411,059
	BANK OF AMERICA CORP	2.600% 01/15/2019 DD 10/22/13	1,875,000	1,898,306	1,889,587
	BANK OF AMERICA CORP	4.100% 07/24/2023 DD 07/23/13	155,000	159,594	163,238
	BANK OF AMERICA NA	6.100% 06/15/2017 DD 06/19/07	870,000	896,222	956,139
	BANK OF NEW YORK MELLON CORP/T	2.100% 01/15/2019 DD 11/18/13	365,000	364,544	366,157
	BANK OF NEW YORK MELLON CORP/T	2.200% 03/04/2019 DD 02/04/14	410,000	409,545	411,492
	BANK OF NEW YORK MELLON CORP/T	2.200% 05/15/2019 DD 05/07/14	1,595,000	1,591,906	1,599,466
	BANK OF NEW YORK MELLON CORP/T	2.300% 09/11/2019 DD 09/11/14	400,000	399,924	401,980
	BAYER US FINANCE LLC 144A	2.375% 10/08/2019 DD 10/08/14	1,305,000	1,299,023	1,310,181
	BECTON DICKINSON AND CO	1.800% 12/15/2017 DD 12/15/14	1,175,000	1,175,000	1,179,336
	BG ENERGY CAPITAL PLC 144A	2.500% 12/09/2015 DD 12/09/10	305,000	303,252	309,715
	BG ENERGY CAPITAL PLC 144A	4.000% 10/15/2021 DD 10/12/11	1,195,000	1,185,560	1,228,962
	BHP BILLITON FINANCE USA LTD	3.850% 09/30/2023 DD 09/30/13	700,000	699,139	736,925
	BURLINGTN NORTH SANTA FE LLC	3.750% 04/01/2024 DD 03/07/14	790,000	787,417	821,568

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2014

BURLINGTON NORTHERN SANTA FE L	4.550% 09/01/2044 DD 08/18/14	540,000	537,008	579,587
CHASE ISSUANCE TRUST A3 A3	0.790% 06/15/2017 DD 06/18/12	620,000	622,306	620,825
CHASE ISSUANCE TRUST A5 A	0.470% 05/15/2017 DD 05/23/13	685,000	685,348	684,904
CHASE ISSUANCE TRUST A5 A5	0.590% 08/15/2017 DD 09/13/12	1,600,000	1,601,913	1,600,512
CHASE ISSUANCE TRUST A8 A8	0.540% 10/16/2017 DD 11/21/12	1,170,000	1,170,137	1,169,427
CITIGROUP INC	4.500% 01/14/2022 DD 11/01/11	1,935,000	2,124,185	2,114,491
CITIGROUP INC	2.500% 09/26/2018 DD 09/26/13	980,000	975,708	991,446
CITIGROUP INC	2.500% 07/29/2019 DD 07/29/14	525,000	524,680	525,420
CNH EQUIPMENT TRUST 2013- C A2	0.630% 01/17/2017 DD 08/29/13	286,334	286,333	286,405
CNH EQUIPMENT TRUST 2014- A A2	0.490% 06/15/2017 DD 02/20/14	432,190	432,168	431,978
COCA-COLA FEMSA SAB DE CV	2.375% 11/26/2018 DD 11/26/13	970,000	968,729	987,664
COMCAST CORP	6.500% 01/15/2017 DD 07/14/06	240,000	266,216	265,010
COMERICA INC	2.125% 05/23/2019 DD 05/23/14	425,000	425,000	422,157
CONAGRA FOODS INC	1.900% 01/25/2018 DD 01/25/13	670,000	670,000	665,538
CONOCOPHILLIPS CO	4.150% 11/15/2034 DD 11/12/14	865,000	864,645	887,559
CVS HEALTH CORP	2.250% 12/05/2018 DD 12/05/13	820,000	819,073	827,339
DAIMLER FINANCE NORTH AME 144A	2.375% 08/01/2018 DD 08/01/13	1,095,000	1,092,284	1,110,363
DAIMLER FINANCE NORTH AME 144A	1.125% 03/10/2017 DD 03/10/14	950,000	949,468	944,471
DETROIT EDISON SECURITIZA 1 A6	6.620% 03/01/2016 DD 03/09/01	930,933	969,074	940,279
DEUTSCHE BANK AG/LONDON	1.350% 05/30/2017 DD 05/30/14	1,080,000	1,079,622	1,070,896
DEUTSCHE TELEKOM INTERNAT 144A	2.250% 03/06/2017 DD 03/06/12	670,000	666,228	680,579
DEVON ENERGY CORP	3.250% 05/15/2022 DD 05/14/12	1,390,000	1,381,771	1,365,480
DIAGEO INVESTMENT CORP	2.875% 05/11/2022 DD 05/11/12	1,025,000	1,021,290	1,024,385
DIRECTV HOLDINGS LLC / DIRECTV	5.875% 10/01/2019 DD 04/01/10	410,000	492,935	468,970
DIRECTV HOLDINGS LLC / DIRECTV	3.800% 03/15/2022 DD 03/08/12	385,000	370,521	391,687
DOMINION RESOURCES INC/VA	1.950% 08/15/2016 DD 08/15/11	370,000	369,911	373,974
DOMINION RESOURCES INC/VA	2.500% 12/01/2019 DD 11/25/14	840,000	838,740	842,453
DTE ENERGY CO	3.850% 12/01/2023 DD 11/25/13	955,000	952,947	1,003,199
DUKE ENERGY PROGRESS INC	3.000% 09/15/2021 DD 09/15/11	325,000	324,441	333,385
EASTMAN CHEMICAL CO	2.700% 01/15/2020 DD 11/20/14	1,120,000	1,117,659	1,126,362
ENCANA CORP	3.900% 11/15/2021 DD 11/14/11	1,320,000	1,319,776	1,300,900
FINANCING CORP STRIP	10.700% 10/06/2017 DD 10/08/87	375,000	527,096	470,227
FINANCING CORP STRIP	10.350% 08/03/2018 DD 08/03/88	1,940,000	2,798,016	2,530,420
FINANCING CORP STRIP	0.000% 10/06/2017 DD 10/27/88	395,000	375,783	381,072
FINANCING CORP STRIP	0.000% 05/02/2017 DD 11/02/91	965,000	662,077	944,754
FINANCING CORP STRIP	0.000% 10/06/2017 DD 10/08/87	5,750,000	3,958,415	5,547,255
FINANCING CORP STRIP	0.000% 11/30/2017 DD 11/30/87	1,740,000	1,182,382	1,677,064
FINANCING CORP STRIP PO	0.000% 12/27/2018 DD 01/03/89	900,000	574,587	840,276
FINANCING CORP STRIP PO	0.000% 04/05/2019 DD 04/24/89	150,000	112,521	138,602
FINANCING CORP STRIP PO	0.000% 09/26/2019 DD 09/26/89	1,160,000	715,244	1,058,210
FORD CREDIT AUTO OWNER TR C A3	0.580% 12/15/2016 DD 07/25/12	228,670	228,911	228,714
FORD CREDIT AUTO OWNER TR D A2	0.450% 08/15/2016 DD 11/26/13	758,382	758,306	758,291

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2014

FORD CREDIT FLOORPLAN MAS 4 A1	1.400% 08/15/2019 DD 08/26/14	1,400,000	1,399,599	1,397,508
FORD CREDIT FLOORPLAN MAS 5 A1	1.500% 09/15/2018 DD 09/17/13	680,000	679,856	685,692
FORD MOTOR CREDIT CO LLC	2.597% 11/04/2019 DD 11/04/14	1,415,000	1,415,000	1,407,387
GENERAL ELECTRIC CAPITAL CORP	5.300% 02/11/2021 DD 02/11/11	700,000	725,020	799,393
GENERAL ELECTRIC CAPITAL CORP	4.375% 09/16/2020 DD 09/16/10	750,000	744,128	821,430
GENERAL ELECTRIC CO	2.700% 10/09/2022 DD 10/09/12	1,885,000	1,880,570	1,885,773
GILEAD SCIENCES INC	3.700% 04/01/2024 DD 03/07/14	1,165,000	1,163,124	1,221,887
GOLDMAN SACHS GROUP INC/THE	7.500% 02/15/2019 DD 02/05/09	480,000	563,731	570,941
GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	1,315,000	1,438,644	1,475,982
GOLDMAN SACHS GROUP INC/THE	5.250% 07/27/2021 DD 07/27/11	1,650,000	1,646,344	1,862,289
HONDA AUTO RECEIVABLES 20 1 A2	0.410% 09/21/2016 DD 02/27/14	700,954	700,901	700,674
HONDA AUTO RECEIVABLES 20 4 A2	0.450% 04/18/2016 DD 10/30/13	777,301	777,254	777,246
HSBC FINANCE CORP	6.676% 01/15/2021 DD 07/15/11	961,000	893,423	1,140,188
HSBC HOLDINGS PLC	4.250% 03/14/2024 DD 03/12/14	595,000	591,073	619,145
HUMANA INC	2.625% 10/01/2019 DD 09/19/14	560,000	559,972	559,955
HYUNDAI AUTO RECEIVABLES A A4	0.950% 12/15/2016 DD 03/07/12	260,634	261,255	261,122
INGERSOLL-RAND LUXEMBOURG FINA	2.625% 05/01/2020 DD 10/28/14	680,000	679,551	675,600
JPMORGAN CHASE & CO	6.000% 01/15/2018 DD 12/20/07	1,800,000	1,760,094	2,013,912
JPMORGAN CHASE & CO	4.400% 07/22/2020 DD 07/22/10	1,590,000	1,594,913	1,723,528
KINDER MORGAN ENERGY PARTNERS	3.500% 03/01/2021 DD 02/24/14	880,000	875,547	865,770
KINDER MORGAN INC/DE	4.300% 06/01/2025 DD 11/26/14	1,230,000	1,225,055	1,230,578
KRAFT FOODS GROUP INC	3.500% 06/06/2022 DD 12/06/12	355,000	351,805	363,772
KROGER CO/THE	6.400% 08/15/2017 DD 08/15/07	635,000	701,144	709,765
LOCKHEED MARTIN CORP	3.350% 09/15/2021 DD 09/09/11	1,410,000	1,406,193	1,460,577
MEDTRONIC INC 144A	3.150% 03/15/2022 DD 12/10/14	3,435,000	3,427,821	3,478,556
METLIFE INC	6.750% 06/01/2016 DD 05/29/09	830,000	828,033	894,823
METLIFE INC	VAR RT 12/15/2017 DD 09/15/14	245,000	245,748	245,559
MIDAMERICAN ENERGY CO	3.500% 10/15/2024 DD 04/03/14	675,000	671,699	698,531
MONDELEZ INTERNATIONAL INC	4.000% 02/01/2024 DD 01/16/14	930,000	928,996	973,031
MORGAN STANLEY	5.450% 01/09/2017 DD 01/09/07	750,000	769,883	805,283
MORGAN STANLEY	3.875% 04/29/2024 DD 04/28/14	780,000	773,167	800,311
MORGAN STANLEY	7.300% 05/13/2019 DD 05/13/09	255,000	292,464	302,468
MOTIVA ENTERPRISES LLC 144A	5.750% 01/15/2020 DD 01/11/10	505,000	504,010	563,474
NCUA GUARANTEED NOTES TR C1 A2	2.900% 10/29/2020 DD 11/10/10	990,000	987,476	1,016,532
NEW YORK LIFE GLOBAL FUND 144A	2.100% 01/02/2019 DD 12/12/13	845,000	844,028	848,025
NORTHROP GRUMMAN CORP	1.750% 06/01/2018 DD 05/31/13	2,095,000	2,089,218	2,079,937
ORACLE CORP	2.250% 10/08/2019 DD 07/08/14	1,535,000	1,533,281	1,545,960
PACIFIC GAS & ELECTRIC CO	5.625% 11/30/2017 DD 12/04/07	1,260,000	1,324,027	1,400,440
PARKER-HANNIFIN CORP	3.300% 11/21/2024 DD 11/21/14	545,000	543,801	556,194
PERRIGO CO PLC	2.300% 11/08/2018 DD 05/08/14	1,515,000	1,512,864	1,513,803
PERRIGO FINANCE PLC	3.500% 12/15/2021 DD 12/02/14	375,000	374,764	379,373

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2014

PNC BANK NA	2.250% 07/02/2019 DD 06/20/14	750,000	747,660	748,845
PNC BANK NA	2.400% 10/18/2019 DD 09/18/14	1,220,000	1,219,109	1,225,124
PSE&G TRANSITION FUNDING 1 A4	4.570% 06/15/2017 DD 09/23/05	338,754	350,703	344,862
PSE&G TRANSITION FUNDING 1 A8	6.890% 12/15/2017 DD 01/31/01	1,118,345	1,319,647	1,155,519
RAYTHEON CO	6.400% 12/15/2018 DD 06/15/99	570,000	639,812	665,224
RESOLUTION FDG CORP STRIP	0.000% 10/15/2019 DD 10/15/89	955,000	848,689	868,372
RESOLUTION FDG CORP STRIP	0.000% 07/15/2020 DD 07/15/90	1,550,000	1,369,328	1,376,710
RIO TINTO FINANCE USA PLC	2.875% 08/21/2022 DD 08/21/12	145,000	137,589	139,412
RSB BONDCO LLC A A3	5.820% 06/28/2019 DD 06/29/07	715,000	822,809	773,337
SABMILLER HOLDINGS INC 144A	3.750% 01/15/2022 DD 01/17/12	245,000	243,829	255,709
SOUTHWESTERN ELECTRIC POWER CO	5.875% 03/01/2018 DD 12/04/07	665,000	662,579	742,945
SPECTRA ENERGY CAPITAL LLC	8.000% 10/01/2019 DD 09/28/99	697,000	807,882	843,447
STATE STREET CORP	3.700% 11/20/2023 DD 11/19/13	1,945,000	1,940,332	2,043,534
STATOIL ASA	2.900% 11/08/2020 DD 11/08/13	1,055,000	1,054,736	1,079,160
SUNCOR ENERGY INC	6.100% 06/01/2018 DD 06/06/08	1,320,000	1,399,338	1,480,657
SYSCO CORP	3.500% 10/02/2024 DD 10/02/14	810,000	806,890	833,506
THERMO FISHER SCIENTIFIC INC	2.400% 02/01/2019 DD 12/11/13	785,000	783,399	786,170
THERMO FISHER SCIENTIFIC INC	3.300% 02/15/2022 DD 11/14/14	340,000	339,969	340,561
TIME WARNER CABLE INC	5.500% 09/01/2041 DD 09/12/11	450,000	441,972	522,864
TIME WARNER INC	3.550% 06/01/2024 DD 05/28/14	2,145,000	2,143,027	2,136,656
TOTAL CAPITAL INTERNATIONAL SA	2.750% 06/19/2021 DD 06/23/14	1,170,000	1,167,789	1,174,376
TOYOTA AUTO RECEIVABLES 2 A A2	0.410% 08/15/2016 DD 03/19/14	870,183	870,178	870,270
TOYOTA AUTO RECEIVABLES 2 B A2	0.400% 12/15/2016 DD 06/18/14	655,000	654,943	654,450
TOYOTA AUTO RECEIVABLES 2 B A2	0.480% 02/15/2016 DD 09/18/13	212,788	212,777	212,816
TRANSCANADA PIPELINES LTD	4.625% 03/01/2034 DD 02/28/14	1,165,000	1,159,734	1,181,916
TSMC GLOBAL LTD 144A	1.625% 04/03/2018 DD 04/03/13	1,240,000	1,239,169	1,217,085
U S TREASURY BOND	2.750% 08/15/2042 DD 08/15/12	2,540,000	2,505,365	2,539,213
U S TREASURY BOND	2.750% 11/15/2042 DD 11/15/12	4,050,000	3,408,758	4,045,869
U S TREASURY BOND	2.875% 05/15/2043 DD 05/15/13	15,215,000	12,932,038	15,562,054
U S TREASURY BOND	3.125% 08/15/2044 DD 08/15/14	400,000	405,750	430,624
U S TREASURY BONDS	3.750% 11/15/2043 DD 11/15/13	1,835,000	1,870,064	2,205,872
U S TREASURY BONDS	3.625% 02/15/2044 DD 02/15/14	3,780,000	4,030,619	4,448,304
U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09	4,210,000	4,502,069	4,487,944
U S TREASURY NOTE	2.250% 11/30/2017 DD 11/30/10	6,570,000	6,790,992	6,794,300
U S TREASURY NOTE	1.375% 02/28/2019 DD 02/29/12	50,220,000	50,282,105	49,949,314
U S TREASURY NOTE	0.625% 08/31/2017 DD 08/31/12	21,260,000	21,073,669	21,057,392
U S TREASURY NOTE	0.750% 02/28/2018 DD 02/28/13	19,685,000	19,459,748	19,414,331
U S TREASURY NOTE	1.750% 05/15/2023 DD 05/15/13	2,685,000	2,582,943	2,614,304
U S TREASURY NOTE	2.125% 06/30/2021 DD 06/30/14	18,055,000	18,044,070	18,273,646
UNITEDHEALTH GROUP INC	2.875% 12/15/2021 DD 12/08/14	940,000	938,985	950,697
US BANK NA/CINCINNATI OH	2.125% 10/28/2019 DD 10/28/14	1,675,000	1,673,493	1,669,573

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX E - UNDERLYING ASSETS FOR PRUDENTIAL GA-62233
December 31, 2014

VERIZON COMMUNICATIONS INC	6.400% 09/15/2033 DD 09/18/13	2,525,000	2,522,475	3,110,245
VODAFONE GROUP PLC	2.950% 02/19/2023 DD 02/19/13	1,280,000	1,274,074	1,233,766
VOLKSWAGEN AUTO LOAN ENHA 2 A2	0.420% 07/20/2016 DD 11/13/13	724,252	724,225	724,281
VOLKSWAGEN GROUP OF AMERI 144A	2.450% 11/20/2019 DD 11/20/14	670,000	668,499	674,362
WALGREENS BOOTS ALLIANCE INC	3.300% 11/18/2021 DD 11/18/14	1,000,000	997,270	1,006,960
WASTE MANAGEMENT INC	2.600% 09/01/2016 DD 08/29/11	395,000	394,964	404,073
WELLS FARGO & CO	2.125% 04/22/2019 DD 04/22/14	1,285,000	1,282,276	1,284,666
U S TREASURY BONDS	3.750% 11/15/2043 DD 11/15/13	(3,700,000)	4,461,578	4,461,578
U S TREASURY NOTE	0.750% 02/28/2018 DD 02/28/13	165,000	(163,110)	(163,110)
U S TREASURY NOTE	1.625% 04/30/2019 DD 04/30/14	(4,360,000)	4,385,444	4,385,444
U S TREASURY NOTE	4.250% 11/15/2017 DD 11/15/07	(4,600,000)	5,039,024	5,039,024
U S TREASURY NOTE	3.125% 05/15/2019 DD 05/15/09	(1,600,000)	1,711,880	1,711,880
U S TREASURY NOTE	2.250% 11/30/2017 DD 11/30/10	(2,000,000)	2,071,502	2,071,502
U S TREASURY NOTE	1.375% 02/28/2019 DD 02/29/12	(9,000,000)	8,987,194	8,987,194
U S TREASURY NOTE	1.750% 05/15/2023 DD 05/15/13	(3,000,000)	2,923,875	2,923,875
U S TREASURY NOTE	2.125% 06/30/2021 DD 06/30/14	(5,000,000)	5,057,032	5,057,032
US 10YR TREAS NTS FUTURE (CBT)	EXP MAR 15	15	13,594	13,594
US 2YR TREAS NTS FUT (CBT)	EXP MAR 15	(188)	47,000	47,000
US 5YR TREAS NTS FUTURE (CBT)	EXP MAR 15	86	11,094	11,094
US TREAS BD FUTURE (CBT)	EXP MAR 15	(128)	(568,000)	(568,000)
US ULTRA BOND (CBT)	EXP MAR 15	(108)	(810,000)	(810,000)
INTEREST BEARING CASH	TEMPORARY INVESTMENST		4,027,834	4,027,834
TOTAL UNDERLYING ASSETS			333,631,221	343,987,350
ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(21,304,074)
CONTRACT VALUE				322,683,276

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

			(c)
	(b)		Face Value		(e)
	Identity of Issue, Borrower,		or Number	(d)	Current
(a)	Lessor or Similar Party		of Shares	Cost	Value

	21ST CENTURY FOX AMERICA INC	3.000% 09/15/2022 DD 09/14/12	195,000	193,615	193,684
	ABBEY NATIONAL TREASURY SERVIC	2.350% 09/10/2019 DD 09/10/14	375,000	373,489	373,736
	AIG GLOBAL FUNDING 144A	1.650% 12/15/2017 DD 12/15/14	300,000	299,721	299,949
	ALLY MASTER OWNER TRUST 1 A2	1.000% 02/15/2018 DD 02/21/13	250,000	249,942	250,302
	ALLY MASTER OWNER TRUST 5 A	1.540% 09/15/2019 DD 10/11/12	525,000	524,850	521,031
	ALLY MASTER OWNER TRUST 5 A2	1.600% 10/15/2019 DD 11/12/14	385,000	384,993	383,960
	ALTRIA GROUP INC	9.700% 11/10/2018 DD 11/10/08	10,000	13,719	12,698
	ALTRIA GROUP INC	9.250% 08/06/2019 DD 02/06/09	98,000	121,850	125,954
	ALTRIA GROUP INC	2.850% 08/09/2022 DD 08/09/12	330,000	329,314	320,661
	AMAZON.COM INC	4.950% 12/05/2044 DD 12/05/14	225,000	221,031	232,427
	AMERICAN EXPRESS CO	6.150% 08/28/2017 DD 08/28/07	425,000	480,904	473,535
	AMERICAN EXPRESS CREDIT CORP	1.550% 09/22/2017 DD 09/23/14	450,000	450,486	450,882
	AMERICAN INTERNATIONAL GROUP I	2.375% 08/24/2015 DD 08/23/12	110,000	109,899	110,890
	AMERICAN INTERNATIONAL GROUP I	4.125% 02/15/2024 DD 10/02/13	195,000	194,877	207,579
	AMERICAN TOWER CORP	4.500% 01/15/2018 DD 12/07/10	800,000	859,184	849,592
	AMERIPRISE FINANCIAL INC	4.000% 10/15/2023 DD 09/06/13	220,000	224,301	233,037
	AMGEN INC	3.875% 11/15/2021 DD 11/10/11	210,000	209,412	221,867
	AMGEN INC	2.125% 05/15/2017 DD 05/15/12	175,000	175,749	177,296
	AMGEN INC	1.250% 05/22/2017 DD 05/22/14	370,000	369,597	367,081
	ANADARKO PETROLEUM CORP	6.375% 09/15/2017 DD 08/12/10	200,000	233,216	222,360
	ANTHEM INC	2.300% 07/15/2018 DD 08/06/13	135,000	134,432	135,747
	ARI FLEET LEASE TRUST B A 144A	VAR RT 01/15/2021 DD 10/23/12	89,582	89,582	89,548
	BA CREDIT CARD TRUST A1 A	VAR RT 06/15/2021 DD 02/13/14	495,000	495,000	494,609
	BAE SYSTEMS HOLDINGS INC 144A	3.800% 10/07/2024 DD 10/07/14	250,000	249,257	256,270
	BANC OF AMERICA COMMERCIA 4 A4	5.634% 07/10/2046 DD 08/01/06	403,253	453,363	421,911
	BANC OF AMERICA MERRILL L 1 A5	VAR RT 11/10/2042 DD 04/01/05	293,544	319,401	293,441
	BANK OF AMERICA CORP	5.750% 12/01/2017 DD 12/04/07	135,000	129,533	149,161
	BANK OF AMERICA CORP	5.625% 07/01/2020 DD 06/22/10	125,000	127,107	142,324
	BANK OF AMERICA CORP	2.600% 01/15/2019 DD 10/22/13	212,000	211,964	213,649
	BANK OF AMERICA CORP	4.200% 08/26/2024 DD 08/26/14	145,000	144,894	147,714
	BANK OF AMERICA CORP	4.100% 07/24/2023 DD 07/23/13	190,000	196,675	200,098
	BANK OF AMERICA CORP	6.875% 04/25/2018 DD 04/25/08	1,055,000	1,170,308	1,211,752
	BANK OF AMERICA CORP	5.700% 05/02/2017 DD 05/02/07	145,000	160,498	156,746
	BARCLAYS BANK PLC 144A	6.050% 12/04/2017 DD 12/04/07	785,000	876,089	863,429
	BARRICK GOLD CORP	4.100% 05/01/2023 DD 05/02/13	160,000	154,526	155,712
	BEAR STEARNS COMMERCIA PW10 A4	VAR RT 12/11/2040 DD 12/01/05	183,638	204,742	188,512
	BEAR STEARNS COMMERCIA PW11 A4	VAR RT 03/11/2039 DD 03/01/06	147,547	119,974	152,447

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

BEAR STEARNS COMMERCIA PW14 A4	5.201% 12/11/2038 DD 12/01/06	190,000	208,948	201,351
BEAR STEARNS COMMERCIA PW16 A4	VAR RT 06/11/2040 DD 06/01/07	145,000	165,114	156,397
BEAR STEARNS COMMERCIAL T24 A4	5.537% 10/12/2041 DD 10/01/06	131,842	142,575	139,062
BEAR STEARNS COS LLC/THE	6.400% 10/02/2017 DD 10/02/07	150,000	149,562	167,986
BEAR STEARNS COS LLC/THE	7.250% 02/01/2018 DD 02/01/08	115,000	143,107	132,543
BERKSHIRE HATHAWAY ENERG 144A	2.400% 02/01/2020 DD 12/04/14	275,000	274,939	273,804
BP CAPITAL MARKETS PLC	2.521% 01/15/2020 DD 11/04/14	165,000	165,000	165,193
BPCE SA	4.000% 04/15/2024 DD 04/15/14	385,000	384,307	402,390
BPCE SA	VAR RT 06/23/2017 DD 06/23/14	250,000	250,000	249,987
BPCE SA 144A	5.700% 10/22/2023 DD 10/22/13	200,000	220,080	214,754
BRITISH TELECOMMUNICATIONS PLC	1.250% 02/14/2017 DD 02/14/14	245,000	244,841	243,780
CAPITAL AUTO RECEIVABLES 1 A3	1.320% 06/20/2018 DD 01/22/14	395,000	394,923	396,513
CAPITAL ONE FINANCIAL CORP	6.150% 09/01/2016 DD 08/29/06	350,000	362,736	376,124
CARDINAL HEALTH INC	2.400% 11/15/2019 DD 11/19/14	205,000	204,617	204,334
CARDINAL HEALTH INC	3.500% 11/15/2024 DD 11/19/14	235,000	232,488	234,337
CARGILL INC 144A	4.307% 05/14/2021 DD 05/16/11	564,000	553,557	620,265
CARMAX AUTO OWNER TRUST 2 3 A4	1.490% 01/15/2019 DD 08/08/13	265,000	264,987	265,313
CATERPILLAR FINANCIAL SE	2.250% 12/01/2019 DD 12/01/14	510,000	509,592	510,556
CD 2005-CD1 COMMERCIAL CD1 A4	VAR RT 07/15/2044 DD 11/01/05	294,814	306,330	299,578
CD 2007-CD4 COMMERCIAL CD4 A4	5.322% 12/11/2049 DD 03/01/07	435,000	494,065	460,561
CD 2007-CD5 MORTGAGE TR CD5 A4	VAR RT 11/15/2044 DD 11/01/07	348,655	383,098	379,769
CHESAPEAKE FUNDING L 1A A 144A	VAR RT 11/07/2023 DD 05/17/12	164,228	164,472	164,625
CITIGROUP COMMERCIAL M GC15 A4	VAR RT 09/10/2046 DD 09/01/13	295,000	313,827	325,715
CITIGROUP COMMERCIAL MOR C4 A3	VAR RT 03/15/2049 DD 06/01/06	92,147	100,999	96,313
CITIGROUP INC	6.125% 05/15/2018 DD 05/12/08	345,000	367,566	390,426
CITIGROUP INC	8.500% 05/22/2019 DD 05/22/09	380,000	418,995	473,507
CITIGROUP INC	5.375% 08/09/2020 DD 08/09/10	111,000	127,173	126,158
CITIGROUP INC	1.700% 07/25/2016 DD 07/25/13	150,000	149,929	151,027
CITIGROUP INC	5.500% 09/13/2025 DD 09/13/13	225,000	249,606	248,962
CITIGROUP INC	2.550% 04/08/2019 DD 04/08/14	160,000	159,754	161,053
COBALT CMBS COMMERCIAL M C2 A3	VAR RT 04/15/2047 DD 04/01/07	142,179	155,753	152,157
COCA-COLA ENTERPRISES INC	3.500% 09/15/2020 DD 09/14/10	400,000	409,052	414,288
COMMERCIAL MORTGAGE PAS CR3 A3	2.822% 10/15/2045 DD 10/01/12	115,000	116,020	115,101
COMMERCIAL MORTGAGE PAS CR9 A4	VAR RT 07/10/2045 DD 07/01/13	290,000	309,474	318,524
COMMIT TO PUR FHLMC GOLD SFM	4.500% 01/01/2045 DD 01/01/15	2,000,000	2,165,000	2,167,740
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2045 DD 01/01/15	5,400,000	5,580,219	5,629,068
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2030 DD 01/01/15	4,000,000	4,236,875	4,238,120
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2045 DD 01/01/15	1,300,000	1,475,297	1,474,226
COMMIT TO PUR GNMA II JUMBOS	3.500% 01/20/2045 DD 01/01/15	1,800,000	1,887,750	1,889,442
COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2045 DD 01/01/15	2,000,000	2,186,562	2,185,240
CONOCOPHILLIPS	6.000% 01/15/2020 DD 05/21/09	200,000	239,473	232,388
CONSOLIDATED EDISON CO OF NEW	3.300% 12/01/2024 DD 11/24/14	105,000	104,636	106,921

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

COX COMMUNICATIONS INC 144A	6.250% 06/01/2018 DD 06/05/08	175,000	206,817	197,598
COX COMMUNICATIONS INC 144A	2.950% 06/30/2023 DD 05/01/13	340,000	338,504	326,040
CREDIT SUISSE COMMERCIAL C4 A3	5.467% 09/15/2039 DD 09/01/06	240,413	255,476	253,039
CREDIT SUISSE/NEW YORK NY	2.300% 05/28/2019 DD 05/28/14	535,000	533,898	534,080
CVS HEALTH CORP	2.750% 12/01/2022 DD 11/29/12	130,000	129,819	126,617
DAIMLER FINANCE NA LLC 144A	3.250% 08/01/2024 DD 08/01/14	250,000	247,597	251,762
DEUTSCHE BANK AG	VAR RT 05/24/2028 DD 05/24/13	300,000	291,570	289,779
DIRECTV HOLDINGS LLC / DIRECTV	5.000% 03/01/2021 DD 03/10/11	150,000	158,811	163,575
DIRECTV HOLDINGS LLC / DIRECTV	2.400% 03/15/2017 DD 03/08/12	300,000	304,241	305,661
DIRECTV HOLDINGS LLC / DIRECTV	1.750% 01/15/2018 DD 01/15/13	150,000	148,230	149,012
DOMINION RESOURCES INC/VA	6.400% 06/15/2018 DD 06/17/08	255,000	254,760	291,100
DOMINION RESOURCES INC/VA	1.250% 03/15/2017 DD 03/24/14	625,000	627,150	622,637
DUKE ENERGY CAROLINAS LLC	5.100% 04/15/2018 DD 04/14/08	131,000	146,411	145,498
DUKE ENERGY CORP	3.950% 10/15/2023 DD 10/11/13	70,000	69,856	74,213
DUKE ENERGY CORP	3.750% 04/15/2024 DD 04/04/14	200,000	199,882	208,046
DUKE REALTY LP	5.950% 02/15/2017 DD 08/24/06	30,000	30,450	32,530
DUKE REALTY LP	7.375% 02/15/2015 DD 08/11/09	195,000	216,771	196,414
DUKE REALTY LP	3.750% 12/01/2024 DD 11/17/14	70,000	69,156	70,827
ENERGY TRANSFER PARTNERS LP	4.150% 10/01/2020 DD 09/19/13	250,000	249,572	256,295
ENERGY TRANSFER PARTNERS LP	5.950% 10/01/2043 DD 09/19/13	400,000	390,588	438,720
ERAC USA FINANCE LLC 144A	2.800% 11/01/2018 DD 07/23/13	175,000	175,565	178,752
FHLMC POOL #A4-1215	5.000% 11/01/2035 DD 12/01/05	137,439	131,995	151,903
FHLMC POOL #A4-1297	5.000% 12/01/2035 DD 12/01/05	43,844	42,107	48,701
FHLMC POOL #A4-1833	5.000% 01/01/2036 DD 01/01/06	41,600	39,952	46,035
FHLMC POOL #A4-7715	5.000% 11/01/2035 DD 11/01/05	1,701	1,634	1,879
FHLMC POOL #A7-0631	5.000% 12/01/2037 DD 12/01/07	155,912	149,529	171,864
FHLMC POOL #A7-7292	5.000% 04/01/2038 DD 05/01/08	513,067	506,654	565,559
FHLMC POOL #A9-6129	4.000% 01/01/2041 DD 12/01/10	3,744,924	3,868,097	3,997,220
FHLMC POOL #B1-1979	5.500% 01/01/2019 DD 01/01/04	9,355	9,365	9,895
FHLMC POOL #B1-5149	5.500% 06/01/2019 DD 06/01/04	9,749	10,093	10,311
FHLMC POOL #B1-5992	5.500% 08/01/2019 DD 08/01/04	38,311	39,664	40,831
FHLMC POOL #B1-6466	5.500% 09/01/2019 DD 09/01/04	101,988	102,099	108,779
FHLMC POOL #E0-1216	5.500% 10/01/2017 DD 10/01/02	25,511	26,412	26,982
FHLMC POOL #E0-1648	5.500% 05/01/2019 DD 05/01/04	4,539	4,699	4,841
FHLMC POOL #E9-2026	5.500% 10/01/2017 DD 10/01/02	60,009	62,128	63,470
FHLMC POOL #E9-9911	5.500% 10/01/2018 DD 09/01/03	34,086	35,289	36,052
FHLMC POOL #G0-1940	5.000% 10/01/2035 DD 10/01/05	87,151	81,861	96,333
FHLMC POOL #G0-4214	5.500% 05/01/2038 DD 04/01/08	312,617	314,766	349,809
FHLMC POOL #G0-8563	4.000% 01/01/2044 DD 12/01/13	1,343,544	1,384,900	1,433,883
FHLMC POOL #G1-2165	6.500% 01/01/2019 DD 05/01/06	434	441	451
FHLMC POOL #Q2-8457	3.500% 09/01/2044 DD 09/01/14	3,759,468	3,856,098	3,913,155
FHLMC MULTICLASS MTG 2684 PH	5.000% 01/15/2033 DD 10/01/03	62,677	61,536	64,263

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

FHLMC MULTICLASS MTG K003 A5	5.085% 03/25/2019 DD 06/01/09	175,000	176,749	196,462
FIFTH THIRD AUTO TRUST 20 3 A4	1.470% 05/17/2021 DD 10/29/14	480,000	479,854	477,125
FIFTH THIRD AUTO TRUST 20 A A4	0.830% 04/15/2019 DD 03/28/13	390,000	389,979	388,491
FIFTH THIRD BANK/CINCINNATI OH	2.875% 10/01/2021 DD 09/05/14	525,000	522,296	524,947
FNMA POOL #0252441	6.000% 05/01/2019 DD 04/01/99	7,690	8,379	8,707
FNMA POOL #0256315	5.500% 07/01/2036 DD 06/01/06	154,538	151,514	172,878
FNMA POOL #0693008	5.000% 05/01/2018 DD 05/01/03	2,420	2,428	2,550
FNMA POOL #0725314	5.000% 04/01/2034 DD 03/01/04	102,888	97,732	113,968
FNMA POOL #0726028	5.000% 08/01/2018 DD 07/01/03	18,392	18,458	19,383
FNMA POOL #0727187	5.500% 08/01/2033 DD 08/01/03	41,312	41,583	46,564
FNMA POOL #0733371	5.000% 08/01/2018 DD 07/01/03	44,231	44,646	46,615
FNMA POOL #0733655	5.500% 09/01/2033 DD 08/01/03	51,701	52,041	58,253
FNMA POOL #0734847	5.500% 08/01/2033 DD 08/01/03	73,415	73,897	82,773
FNMA POOL #0738499	5.500% 09/01/2033 DD 09/01/03	20,879	21,016	23,330
FNMA POOL #0738632	5.000% 11/01/2018 DD 11/01/03	44,310	44,725	46,704
FNMA POOL #0743133	5.000% 10/01/2018 DD 09/01/03	62,932	63,522	66,327
FNMA POOL #0743186	5.000% 10/01/2018 DD 09/01/03	146,555	147,929	156,841
FNMA POOL #0743859	5.000% 11/01/2018 DD 10/01/03	140,977	142,299	150,844
FNMA POOL #0743887	5.000% 11/01/2018 DD 10/01/03	55,945	56,469	59,816
FNMA POOL #0747866	5.000% 11/01/2018 DD 11/01/03	79,332	80,075	84,948
FNMA POOL #0757861	5.000% 10/01/2018 DD 11/01/03	64,629	65,235	68,116
FNMA POOL #0778421	5.000% 08/01/2035 DD 07/01/05	9,347	9,193	10,319
FNMA POOL #0820263	5.000% 07/01/2035 DD 07/01/05	40,469	39,805	44,770
FNMA POOL #0825951	5.000% 07/01/2035 DD 06/01/05	41,908	41,221	46,936
FNMA POOL #0826955	5.000% 06/01/2035 DD 06/01/05	4,727	4,649	5,219
FNMA POOL #0828523	5.000% 07/01/2035 DD 07/01/05	64,500	63,441	71,486
FNMA POOL #0828547	5.000% 08/01/2035 DD 08/01/05	7,582	7,197	8,391
FNMA POOL #0828678	5.000% 07/01/2035 DD 07/01/05	86,772	85,348	96,142
FNMA POOL #0828712	5.000% 07/01/2035 DD 07/01/05	65,588	64,512	72,677
FNMA POOL #0830996	5.000% 08/01/2035 DD 07/01/05	88,907	87,448	98,337
FNMA POOL #0832013	5.000% 09/01/2035 DD 08/01/05	107,121	105,364	118,265
FNMA POOL #0832878	5.000% 09/01/2035 DD 08/01/05	127,368	123,169	141,092
FNMA POOL #0838778	5.000% 10/01/2035 DD 10/01/05	37,497	35,618	41,652
FNMA POOL #0840377	5.000% 11/01/2035 DD 11/01/05	34,426	32,700	38,109
FNMA POOL #0843360	5.000% 11/01/2035 DD 11/01/05	59,423	56,445	65,768
FNMA POOL #0844018	5.000% 11/01/2035 DD 10/01/05	102,291	97,165	113,221
FNMA POOL #0867065	5.000% 02/01/2036 DD 02/01/06	35,287	33,495	38,983
FNMA POOL #0882022	5.500% 05/01/2036 DD 05/01/06	6,171	6,050	6,904
FNMA POOL #0888023	5.500% 06/01/2036 DD 11/01/06	696,202	694,570	785,232
FNMA POOL #0888120	5.000% 10/01/2035 DD 12/01/06	254,660	246,245	281,815
FNMA POOL #0893289	5.500% 08/01/2036 DD 08/01/06	66,749	65,508	74,709
FNMA POOL #0893363	5.000% 06/01/2036 DD 08/01/06	11,500	10,923	12,715

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

FNMA POOL #0900979	5.500% 09/01/2036 DD 09/01/06	11,020	10,815	12,314
FNMA POOL #0961876	5.000% 03/01/2038 DD 02/01/08	328,813	321,081	369,582
FNMA POOL #0AJ5610	3.000% 02/01/2027 DD 02/01/12	2,286,741	2,372,136	2,385,071
FNMA POOL #0AL5249	4.500% 01/01/2043 DD 04/01/14	2,014,173	2,178,769	2,185,781
FNMA POOL #0AT2016	3.000% 04/01/2043 DD 04/01/13	1,483,656	1,497,565	1,503,374
FNMA POOL #0AT7620	3.000% 06/01/2043 DD 05/01/13	1,576,852	1,515,502	1,597,666
FNMA POOL #0AU1358	3.000% 07/01/2028 DD 07/01/13	1,016,581	1,054,544	1,060,183
FNMA POOL #0AU8871	3.000% 12/01/2028 DD 11/01/13	1,569,198	1,609,654	1,636,014
FORD MOTOR CREDIT CO LLC	6.625% 08/15/2017 DD 08/04/10	150,000	177,495	167,214
FORD MOTOR CREDIT CO LLC	5.875% 08/02/2021 DD 08/01/11	225,000	262,510	260,503
FORD MOTOR CREDIT CO LLC	2.597% 11/04/2019 DD 11/04/14	310,000	310,000	308,332
FREEPORT-MCMORAN INC	3.550% 03/01/2022 DD 02/13/12	366,000	361,757	345,910
GE CAPITAL COMMERCIAL MO C4 A4	VAR RT 11/10/2045 DD 12/01/05	310,000	328,967	314,814
GENERAL ELECTRIC CAPITAL CORP	5.550% 05/04/2020 DD 05/04/07	325,000	385,853	373,516
GENERAL ELECTRIC CAPITAL CORP	5.625% 05/01/2018 DD 04/21/08	275,000	298,378	309,438
GENERAL ELECTRIC CAPITAL CORP	5.500% 01/08/2020 DD 01/08/10	95,000	94,675	108,735
GENERAL ELECTRIC CAPITAL CORP	4.650% 10/17/2021 DD 10/17/11	125,000	141,131	140,891
GENERAL ELECTRIC CAPITAL CORP	3.450% 05/15/2024 DD 05/15/14	150,000	150,069	154,993
GILEAD SCIENCES INC	3.500% 02/01/2025 DD 11/17/14	120,000	119,887	123,168
GLENCORE FINANCE CANADA L 144A	VAR RT 10/23/2015 DD 10/25/12	325,000	324,896	327,116
GMAC COMMERCIAL MORTGAGE C1 A4	VAR RT 11/10/2045 DD 01/01/06	124,917	134,865	127,128
GNMA POOL #0249532	8.500% 04/15/2018 DD 05/01/88	4,090	4,417	4,108
GNMA POOL #0345910	6.000% 12/15/2023 DD 12/01/93	11,285	11,761	12,825
GNMA POOL #0427239	6.000% 01/15/2028 DD 01/01/98	841	877	952
GNMA POOL #0465541	6.000% 07/15/2028 DD 07/01/98	3,097	3,228	3,539
GNMA POOL #0486703	6.000% 11/15/2028 DD 11/01/98	1,751	1,825	2,023
GNMA POOL #0491289	6.000% 11/15/2028 DD 11/01/98	12,193	12,745	13,791
GNMA POOL #0596613	6.000% 10/15/2032 DD 10/01/02	1,039	1,071	1,199
GNMA POOL #0601319	6.000% 02/15/2033 DD 02/01/03	12,081	12,628	13,672
GNMA POOL #0739896	4.000% 01/15/2041 DD 01/01/11	396,844	428,576	426,127
GNMA POOL #0767263	4.000% 08/15/2041 DD 08/01/11	1,612,263	1,741,181	1,731,232
GNMA POOL #0770410	4.000% 06/15/2041 DD 06/01/11	163,104	176,306	175,140
GNMA POOL #0778693	4.000% 12/15/2041 DD 12/01/11	310,346	335,465	333,247
GNMA POOL #0781856	6.000% 08/15/2034 DD 01/01/05	291,025	301,097	336,038
GNMA POOL #0782071	7.000% 05/15/2033 DD 03/01/06	80,248	83,734	94,361
GNMA II POOL #0MA1377	4.500% 10/20/2043 DD 10/01/13	1,257,638	1,352,796	1,375,944
GOLDMAN SACHS GROUP INC/THE	6.150% 04/01/2018 DD 04/01/08	210,000	245,547	235,708
GOLDMAN SACHS GROUP INC/THE	5.750% 01/24/2022 DD 01/24/12	285,000	303,235	329,685
GOLDMAN SACHS GROUP INC/THE	2.375% 01/22/2018 DD 01/22/13	165,000	164,931	166,666
GOLDMAN SACHS GROUP INC/THE	4.000% 03/03/2024 DD 03/03/14	260,000	259,215	269,919
GOLDMAN SACHS GROUP INC/THE	2.900% 07/19/2018 DD 07/19/13	575,000	592,773	589,881

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

GS MORTGAGE SECURITIES GC12 A4	3.135% 06/10/2046 DD 05/01/13	165,000	169,946	166,980
GS MORTGAGE SECURITIES GG4 A4A	4.751% 07/10/2039 DD 06/01/05	230,529	248,969	230,753
HCP INC	4.250% 11/15/2023 DD 11/12/13	165,000	164,241	173,455
HCP INC	6.000% 03/01/2015 DD 02/28/03	95,000	94,471	95,797
HCP INC	6.000% 01/30/2017 DD 01/22/07	85,000	91,478	92,746
HEALTH CARE REIT INC	5.250% 01/15/2022 DD 03/14/11	135,000	149,180	150,009
HESS CORP	1.300% 06/15/2017 DD 06/24/14	155,000	154,843	152,714
HEWLETT-PACKARD CO	3.000% 09/15/2016 DD 09/19/11	475,000	473,974	487,720
HSBC BANK USA NA	4.875% 08/24/2020 DD 08/24/10	300,000	297,243	331,137
HUMANA INC	2.625% 10/01/2019 DD 09/19/14	100,000	99,995	99,992
HUMANA INC	3.850% 10/01/2024 DD 09/19/14	325,000	324,568	329,283
HUTCHISON WHAMPOA INTERNA 144A	4.625% 09/11/2015 DD 09/11/09	450,000	473,490	461,331
HUTCHISON WHAMPOA INTERNA 144A	1.625% 10/31/2017 DD 10/31/14	200,000	199,540	198,352
IMPERIAL TOBACCO FINANCE 144A	2.050% 02/11/2018 DD 02/11/13	575,000	574,482	571,780
INTESA SANPAOLO SPA	5.250% 01/12/2024 DD 01/14/14	290,000	318,223	314,157
JOHNSON CONTROLS INC	1.400% 11/02/2017 DD 06/13/14	205,000	204,910	203,139
JP MORGAN CHASE COMMER CB14 A4	VAR RT 12/12/2044 DD 03/01/06	390,064	428,163	398,806
JP MORGAN CHASE COMMER CB16 A4	5.552% 05/12/2045 DD 09/01/06	421,930	476,475	440,845
JP MORGAN CHASE COMMER LDP2 A4	4.738% 07/15/2042 DD 06/01/05	400,000	435,203	400,692
JP MORGAN CHASE COMMER LDP7 A4	VAR RT 04/15/2045 DD 06/01/06	290,000	314,551	302,809
JP MORGAN CHASE COMMERC LC9 A5	2.840% 12/15/2047 DD 12/01/12	375,059	375,471	374,298
JPMORGAN CHASE & CO	1.350% 02/15/2017 DD 02/18/14	470,000	470,685	469,991
JPMORGAN CHASE & CO	6.125% 06/27/2017 DD 06/27/07	800,000	828,230	882,752
JPMORGAN CHASE & CO	6.300% 04/23/2019 DD 04/23/09	65,000	79,766	75,503
JPMORGAN CHASE & CO	4.950% 03/25/2020 DD 03/25/10	150,000	149,941	165,707
JPMORGAN CHASE & CO	4.350% 08/15/2021 DD 08/10/11	250,000	248,800	271,670
KIMCO REALTY CORP	5.584% 11/23/2015 DD 11/21/05	175,000	175,079	181,951
KIMCO REALTY CORP	6.875% 10/01/2019 DD 09/24/09	160,000	159,744	189,627
KIMCO REALTY CORP	4.300% 02/01/2018 DD 09/03/10	75,000	74,739	80,299
KINDER MORGAN INC/DE	2.000% 12/01/2017 DD 11/26/14	110,000	109,875	109,319
KINDER MORGAN INC/DE	3.050% 12/01/2019 DD 11/26/14	80,000	79,838	79,364
KRAFT FOODS GROUP INC	2.250% 06/05/2017 DD 12/05/12	130,000	129,762	132,145
KROGER CO/THE	3.850% 08/01/2023 DD 07/25/13	80,000	79,966	82,950
KROGER CO/THE	2.950% 11/01/2021 DD 10/28/14	390,000	386,002	386,802
LB-UBS COMMERCIAL MORTGA C1 A2	VAR RT 04/15/2041 DD 04/11/08	225,000	249,966	248,083
LIBERTY PROPERTY LP	6.625% 10/01/2017 DD 09/25/07	110,000	109,324	123,265
LIBERTY PROPERTY LP	4.125% 06/15/2022 DD 06/11/12	55,000	58,729	57,015
LIBERTY PROPERTY LP	3.375% 06/15/2023 DD 12/10/12	70,000	69,932	68,244
LINCOLN NATIONAL CORP	4.000% 09/01/2023 DD 08/16/13	110,000	109,109	114,123
LLOYDS BANK PLC	2.350% 09/05/2019 DD 09/05/14	310,000	309,913	309,777
M&T BANK AUTO RECEI 1A A3 144A	1.060% 11/15/2017 DD 09/19/13	465,000	464,994	466,451

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

MARATHON OIL CORP	2.800% 11/01/2022 DD 10/29/12	310,000	309,247	290,315
MARSH & MCLENNAN COS INC	2.300% 04/01/2017 DD 03/12/12	100,000	101,435	101,239
MARSH & MCLENNAN COS INC	4.050% 10/15/2023 DD 09/27/13	375,000	373,523	396,210
MARSH & MCLENNAN COS INC	3.500% 03/10/2025 DD 09/10/14	200,000	199,371	201,272
MCKESSON CORP	1.400% 03/15/2018 DD 03/08/13	200,000	196,532	197,528
MEDTRONIC INC 144A	1.500% 03/15/2018 DD 12/10/14	480,000	478,880	477,706
MEDTRONIC INC 144A	3.150% 03/15/2022 DD 12/10/14	240,000	239,632	243,043
MIZUHO BANK LTD 144A	2.450% 04/16/2019 DD 04/16/14	360,000	359,359	357,656
MOLSON COORS BREWING CO	3.500% 05/01/2022 DD 05/03/12	25,000	24,912	25,251
MONSANTO CO	3.375% 07/15/2024 DD 07/01/14	265,000	264,841	269,259
MORGAN STANLEY	6.625% 04/01/2018 DD 04/01/08	875,000	931,108	996,660
MORGAN STANLEY	4.350% 09/08/2026 DD 09/08/14	250,000	249,560	251,495
MORGAN STANLEY	5.550% 04/27/2017 DD 04/27/07	345,000	371,593	374,473
MORGAN STANLEY	2.500% 01/24/2019 DD 01/24/14	200,000	199,264	200,182
MORGAN STANLEY	4.875% 11/01/2022 DD 10/23/12	150,000	151,210	159,312
MORGAN STANLEY CAPITAL HQ6 A4A	4.989% 08/13/2042 DD 08/01/05	556,173	609,987	557,508
MORGAN STANLEY CAPITAL T23 A4	VAR RT 08/12/2041 DD 08/01/06	140,000	121,756	146,884
NATIONAL RURAL UTILITIES COOPE	3.050% 02/15/2022 DD 02/02/12	225,000	224,226	227,095
NBCUNIVERSAL MEDIA LLC	4.375% 04/01/2021 DD 04/01/11	300,000	308,210	329,940
NEWS AMERICA INC	4.500% 02/15/2021 DD 08/15/11	345,000	342,522	377,634
NEXEN ENERGY ULC	6.200% 07/30/2019 DD 07/30/09	275,000	320,427	316,935
NISSAN AUTO LEASE 2013-A A A4	0.740% 10/15/2018 DD 05/23/13	175,000	174,976	175,184
OBP DEPOSITOR LLC T OBP A 144A	4.646% 07/15/2045 DD 07/01/10	150,000	157,838	166,170
ORACLE CORP	2.800% 07/08/2021 DD 07/08/14	375,000	374,456	379,665
PACIFICORP	5.500% 01/15/2019 DD 01/08/09	500,000	589,300	564,950
PENSKE TRUCK LEASING CO L 144A	4.875% 07/11/2022 DD 07/13/12	155,000	159,446	166,969
PENSKE TRUCK LEASING CO L 144A	2.875% 07/17/2018 DD 01/17/13	190,000	190,617	193,192
PENSKE TRUCK LEASING CO L 144A	2.500% 06/15/2019 DD 06/17/14	325,000	324,909	323,018
PETROBRAS INTERNATIONAL FINANC	7.875% 03/15/2019	375,000	409,534	394,639
PETROLEOS MEXICANOS	4.875% 01/24/2022	225,000	230,006	235,667
PNC BANK NA	2.700% 11/01/2022 DD 10/22/12	350,000	321,461	335,181
PNC FUNDING CORP	5.250% 11/15/2015 DD 11/03/03	205,000	215,424	212,462
PROLOGIS LP	4.500% 08/15/2017 DD 08/09/10	215,000	212,680	229,108
PRUDENTIAL FINANCIAL INC	2.300% 08/15/2018 DD 08/15/13	160,000	159,813	161,851
RAYTHEON COMPANY	3.150% 12/15/2024 DD 12/02/14	65,000	64,595	65,195
REALTY INCOME CORP	6.750% 08/15/2019 DD 09/05/07	300,000	299,481	353,388
REALTY INCOME CORP	4.125% 10/15/2026 DD 09/23/14	380,000	384,393	387,368
RYDER SYSTEM INC	2.450% 09/03/2019 DD 05/06/14	325,000	324,266	322,712
SHELL INTERNATIONAL FINANCE BV	2.000% 11/15/2018 DD 11/15/13	100,000	100,672	100,681
SKY PLC 144A	2.625% 09/16/2019 DD 09/16/14	235,000	234,650	235,087
STANDARD CHARTERED PLC 144A	1.500% 09/08/2017 DD 09/08/14	600,000	599,664	598,458
SUNOCO LOGISTICS PARTNERS OPER	4.250% 04/01/2024 DD 04/03/14	165,000	167,924	166,856

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

SYNCHRONY FINANCIAL	1.875% 08/15/2017 DD 08/11/14	355,000	354,691	355,689
SYSCO CORP	2.350% 10/02/2019 DD 10/02/14	140,000	139,810	140,762
SYSCO CORP	3.500% 10/02/2024 DD 10/02/14	45,000	44,827	46,306
TIAA SEASONED COMMERCIAL C4 A3	VAR RT 08/15/2039 DD 07/10/07	84,826	90,231	84,837
TIME WARNER CABLE INC	5.850% 05/01/2017 DD 04/09/07	270,000	269,376	294,719
TIME WARNER CABLE INC	6.750% 07/01/2018 DD 06/19/08	145,000	171,945	166,298
TIME WARNER CABLE INC	5.000% 02/01/2020 DD 12/11/09	150,000	165,900	165,299
TIME WARNER INC	5.875% 11/15/2016 DD 11/13/06	140,000	152,608	151,753
TIME WARNER INC	4.750% 03/29/2021 DD 04/01/11	200,000	200,756	218,276
TIME WARNER INC	4.000% 01/15/2022 DD 10/17/11	240,000	247,934	250,855
TIME WARNER INC	2.100% 06/01/2019 DD 05/28/14	160,000	159,917	157,632
U S TREASURY NOTE	0.875% 08/15/2017 DD 08/15/14	5,920,000	5,913,759	5,905,674
U S TREASURY NOTE	0.500% 08/31/2016 DD 08/31/14	6,500,000	6,493,906	6,497,465
U S TREASURY NOTE	1.000% 09/15/2017 DD 09/15/14	3,795,000	3,804,569	3,797,087
U S TREASURY NOTE	1.500% 11/30/2019 DD 11/30/14	4,045,000	4,011,830	4,019,395
U S TREASURY NOTE	0.500% 06/30/2016 DD 06/30/14	2,805,000	2,807,384	2,805,870
UBS AG/STAMFORD CT	5.875% 07/15/2016 DD 07/26/06	300,000	336,945	320,958
UBS-BARCLAYS COMMERCIAL C6 A4	3.244% 04/10/2046 DD 04/01/13	170,000	165,386	173,354
UDR INC	3.700% 10/01/2020 DD 09/26/13	70,000	69,987	72,566
UNION ELECTRIC CO	6.400% 06/15/2017 DD 06/15/07	345,000	344,696	384,137
US TREAS-CPI INFLAT	0.125% 04/15/2019 DD 04/15/14	1,432,919	1,416,483	1,417,128
US TREAS-CPI INFLATION INDEXED	0.125% 07/15/2024 DD 07/15/14	3,155,095	3,038,835	3,038,514
VENTAS REALTY LP / VENTAS CAPI	2.000% 02/15/2018 DD 12/13/12	165,000	164,569	165,145
VENTAS REALTY LP / VENTAS CAPI	2.700% 04/01/2020 DD 03/19/13	225,000	224,870	222,647
VERIZON COMMUNICATIONS INC	5.150% 09/15/2023 DD 09/18/13	425,000	474,066	469,298
VERIZON COMMUNICATIONS INC	4.150% 03/15/2024 DD 03/17/14	350,000	353,920	362,331
VERIZON COMMUNICATIONS INC	3.450% 03/15/2021 DD 03/17/14	380,000	381,854	388,375
VERIZON COMMUNICATIONS INC	3.000% 11/01/2021 DD 10/29/14	100,000	99,699	98,623
VIACOM INC	5.625% 09/15/2019 DD 08/26/09	135,000	163,027	151,614
VOLKSWAGEN GROUP OF AMERI 144A	1.600% 11/20/2017 DD 11/20/14	490,000	489,672	488,207
WACHOVIA BANK COMMERCIA C18 A4	4.935% 04/15/2042 DD 05/01/05	103,636	112,231	103,730
WACHOVIA CORP	5.750% 02/01/2018 DD 01/31/08	375,000	425,505	419,918
WASTE MANAGEMENT INC	2.900% 09/15/2022 DD 09/12/12	50,000	49,191	49,475
WASTE MANAGEMENT INC	3.500% 05/15/2024 DD 05/08/14	385,000	390,710	389,839
WELLS FARGO & CO	3.450% 02/13/2023 DD 02/13/13	125,000	124,926	126,686
WELLS FARGO & CO	4.125% 08/15/2023 DD 08/15/13	310,000	308,224	325,370
WELLS FARGO & CO	3.300% 09/09/2024 DD 09/09/14	155,000	154,663	155,970
WFRBS COMMERCIAL MORTGA C11 A5	3.071% 03/15/2045 DD 02/01/13	245,000	252,347	248,276
WFRBS COMMERCIAL MORTGA C14 A5	3.337% 06/15/2046 DD 06/01/13	100,036	101,722	103,097
WILLIAMS PARTNERS LP	4.300% 03/04/2024 DD 03/04/14	225,000	224,530	224,586
WILLIAMS PARTNERS LP	3.900% 01/15/2025 DD 06/27/14	270,000	269,163	259,492

THE DOW CHEMICAL COMPANY EMPLOYEES' SAVINGS PLAN
PLAN SPONSOR: THE DOW CHEMICAL COMPANY, INC.
EMPLOYER IDENTIFICATION NO. 38-1285128
PLAN NO. 002
APPENDIX F - UNDERLYING ASSETS FOR BANK OF TOKYO INV-DOWCHEM13-1 AND RGA RGA00036
December 31, 2014

WORLD OMNI AUTO RECEIVABL B A4	1.680% 12/15/2020 DD 10/29/14	400,000	399,861	397,312
COMMIT TO PUR FHLMC GOLD SFM	4.500% 01/01/2045 DD 01/01/15	1,000,000	(1,082,500)	(1,082,500)
COMMIT TO PUR FHLMC GOLD SFM	4.500% 01/01/2045 DD 01/01/15	1,000,000	(1,082,500)	(1,082,500)
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2045 DD 01/01/15	1,600,000	(1,653,750)	(1,653,750)
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2045 DD 01/01/15	1,100,000	(1,136,609)	(1,136,609)
COMMIT TO PUR FNMA SF MTG	3.500% 01/01/2045 DD 01/01/15	2,700,000	(2,789,859)	(2,789,859)
COMMIT TO PUR FNMA SF MTG	4.000% 01/01/2030 DD 01/01/15	4,000,000	(4,236,875)	(4,236,875)
COMMIT TO PUR FNMA SF MTG	6.000% 01/01/2045 DD 01/01/15	1,300,000	(1,475,297)	(1,475,297)
COMMIT TO PUR GNMA II JUMBOS	3.500% 01/20/2045 DD 01/01/15	1,800,000	(1,887,750)	(1,887,750)
COMMIT TO PUR GNMA II JUMBOS	4.500% 01/20/2045 DD 01/01/15	2,000,000	(2,186,563)	(2,186,563)
INTEREST BEARING CASH	TEMPORARY INVESTMENTS		33,746,276	33,746,276
TOTAL UNDERLYING ASSETS			152,548,692	154,174,153

BANK OF TOKYO INV-DOWCHEM13-1 - 50.2% of MARKET VALUE				77,349,172
IGT INVESCO SHORT-TERM BOND FUND				80,332,273
FAIR VALUE BANK OF TOKYO INV-DOWCHEM13-1				157,681,445
BANK OF TOKYO INV-DOWCHEM13-1 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(4,143,796)
BANK OF TOKYO INV-DOWCHEM13-1 - CONTRACT VALUE				153,537,649

RGA RGA00036 - 49.8% of MARKET VALUE				76,824,981
IGT INVESCO SHORT-TERM BOND FUND				107,332,696
FAIR VALUE RGA RGA00036				184,157,677
RGA RGA00036 - ADJUSTMENT FROM MARKET TO CONTRACT VALUE				(4,100,903)
RGA RGA00036 - CONTRACT VALUE				180,056,774

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the Registration Statement (No. 333-67414) on Form S-8 of our report dated June 23, 2015, appearing in the annual report on Form 11-K of The Dow Chemical Company Employees' Savings Plan as of December 31, 2014 and 2013 and for the year ended December 31, 2014.

/s/ Plante & Moran, PLLC
Plante & Moran, PLLC
Elgin, Illinois
June 23, 2015